Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AMONG

Assa Abloy, Inc.,

HID Global Corporation,

Dakota Acquisition Sub, Inc.

AND

Fargo Electronics, Inc.

Dated as of May 22, 2006

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 22, 2006 (this “Agreement”), is among Assa Abloy, Inc., an Oregon corporation (“Parent”), HID Global Corporation, a Delaware corporation (“Buyer”) and a wholly-owned subsidiary of Parent, Dakota Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Buyer (“Acquisition Sub”), and Fargo Electronics, Inc., a Delaware corporation (the “Company”) (Acquisition Sub and the Company being hereinafter collectively referred to as the “Constituent Corporations”).

RECITALS:

A.                                   The respective Boards of Directors of the Company, Parent, Buyer and Acquisition Sub have each unanimously (i) determined that the Merger, as contemplated by this Agreement, is advisable to and in the best interests of their respective corporations, and in the case of the Company, its shareholders, and (ii) approved the Merger upon the terms and subject to the conditions set forth in this Agreement.

B.                                     NOW, THEREFORE, in consideration of the premises, representations, warranties and agreements herein contained, the parties agree as follows:

ARTICLE I
THE MERGER

Section 1.1                                   The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), Acquisition Sub shall be merged with and into the Company (the “Merger”). Following the Merger, the Company shall continue as the surviving corporation (the “Surviving Corporation”), and the separate corporate existence of Acquisition Sub shall cease.

Section 1.2                                   Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, a Certificate of Merger in a form to be agreed upon by the parties (the “Certificate of Merger”) shall be duly executed and acknowledged by the Company and thereafter delivered to the Secretary of State of the State of Delaware for filing pursuant to Section 251 of the DGCL. The Merger shall become effective at such time as a properly executed copy of the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL or such later time as Buyer and the Company may mutually agree upon and as set forth in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

Section 1.3                                   Closing of the Merger. The closing of the Merger (the “Closing “) will take place at the offices of Wiggin and Dana, 450 Lexington Avenue, New York, New York 10017, at a time and on a date (the “Closing Date”) to be specified by the parties, which shall be no later than the second (2nd) business day after satisfaction (or waiver) of the latest to occur of the conditions set forth in Article 6, except for such conditions that may only be satisfied by delivery of documents or certificates at the Closing, unless another time, date or place is agreed upon in writing by the Company and Buyer.

Section 1.4                                   Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Acquisition Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Acquisition Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5                                   Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended to read the same as the Certificate of Incorporation of Acquisition Sub in effect at the Effective Time, and shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with Applicable Law; provided, however, that at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of this corporation is Fargo Electronics, Inc..”  At the Effective Time, the bylaws of the Surviving Corporation shall be amended as necessary to read the same as the bylaws of Acquisition Sub in effect at the Effective Time, until thereafter amended in accordance with Applicable Law.

Section 1.6                                   Directors. The directors of Acquisition Sub at the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and bylaws of the Surviving Corporation until such director’s successor is duly elected or appointed and qualified.

Section 1.7                                   Officers. The officers of Acquisition Sub at the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and bylaws of the Surviving Corporation until such officer’s successor is duly elected or appointed and qualified.

Section 1.8                                   Conversion of Shares. At the Effective Time, by virtue of the Merger and without any further action on the part of Buyer, Acquisition Sub, the Company or any holder of shares of common stock, par value $.01 per share, of the Company (each a “Share” and, collectively, the “Shares”) or any shares of stock of Acquisition Sub:

(a)                                  Each Share, together with the associated right (a “Company Right”) issued pursuant to the Right Agreement, dated February 9, 2000, between the Company and Norwest Bank, N.A., as agent (the “Company Rights Agreement”), that is issued and outstanding immediately prior to the Effective Time (other than any Shares described in Sections 1.8(b) and (c) and any Appraisal Shares) shall be converted into the right to receive $25.50 in cash, without interest (the “Merger Consideration”).

(b)                                 Each Share, together with the associated Company Right, that is owned by Parent, Buyer or Acquisition Sub immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c)                                  Each Share, together with the associated Company Right, that is held in the treasury of the Company or owned by the Company or any of its wholly-owned Subsidiaries immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(d)                                 Each share of common stock, par value $.01 per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

(e)                                  Shares that have not been voted for approval of this Agreement or consented thereto in writing and with respect to which written objection to the Merger has been properly made in accordance with Section 262 of the DGCL (“Appraisal Shares”), will not be converted into the right to receive from Buyer the Merger Consideration otherwise payable with respect to such Shares at or after the Effective Time. At the Effective Time, all Appraisal Shares shall no longer be outstanding and automatically shall be cancelled and shall cease to exist, and, except as provided by Applicable Laws, each holder of Appraisal Shares shall cease to have any rights with respect to the Appraisal Shares, other than such rights as are granted by Section 262 of the DGCL. Notwithstanding the foregoing, if a holder of Appraisal Shares (an “Appraisal Shareholder”) shall fail to validly perfect or shall waive or withdraw his or her objection or demand for payment of the fair value of his or her Shares, or if such Appraisal Shares (or such other shares with respect to which appraisal rights have not terminated) become ineligible for such payment or if a court of competent jurisdiction shall determine that such Appraisal Shareholder is not entitled to relief under Section 262 of the DGCL, then, as of the Effective Time or the occurrence of such event of withdrawal or ineligibility, whichever last occurs, such holder’s Appraisal Shares will cease to be Appraisal Shares (or, in the case of such other shares, the appraisal rights shall have terminated) and each such Share will be converted into the right to receive, and will be exchangeable for, the Merger Consideration into which such Appraisal Shares (or such other shares) would have been converted pursuant to Section 1.8, without interest. The Company shall promptly give Buyer notice of any objection to the Merger received by the Company from an Appraisal Shareholder, and Buyer shall have the reasonable opportunity, at its sole expense, to participate in all negotiations and proceedings with respect to such objection. The Company agrees that, except with the prior written consent of Buyer and Acquisition Sub, or as required under the DGCL, it will not voluntarily make any payment with respect to, or settle or offer or agree to settle, any such objection. Each Appraisal Shareholder or other shareholder who, pursuant to the provisions of Section 262 of the DGCL, becomes entitled to payment of the fair value of the Appraisal Shares (or other shares) will receive payment therefor after the fair value therefor has been agreed upon or finally determined pursuant to such provisions, and any Merger Consideration that would have been payable with respect to such Appraisal Shares (or other shares) will be retained by Buyer.

Section 1.9                                   Payment of Merger Consideration.

(a)                                  Prior to the Effective Time, for the benefit of the holders of Shares that are not Appraisal Shares (collectively, the “Holders”), Buyer shall designate, or shall cause to be designated (pursuant to an agreement in form and substance reasonably acceptable to the Company), a bank or trust company that is reasonably satisfactory to the Company to act as agent for the payment of the Merger Consideration in respect of Certificates upon surrender of such Certificates in accordance with this Section 1.9 (the “Paying Agent”). At or immediately prior to the Effective Time, Parent or Buyer shall deposit with, or cause Acquisition Sub to deposit with, the Paying Agent cash in an amount sufficient to permit the payment of the aggregate Merger Consideration to the Holders (assuming no Appraisal Shares) upon surrender of the Certificates (the “Exchange Fund”). The Paying Agent shall exchange the Shares, and their associated Company Rights, for the Merger Consideration in accordance with the terms of this Article I, through such reasonable procedures as the Paying Agent may adopt and as are acceptable to the Company.

(b)                                 As soon as reasonably practicable after the Effective Time (but not more than five (5) business days thereafter), Buyer shall cause the Paying Agent to mail to each record holder of a certificate or certificates that immediately prior to the Effective Time represented Shares (the “Certificates”) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual and proper delivery of the Certificates to the Paying Agent, and shall contain instructions for use in effecting the surrender of the Certificates and payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be paid in exchange therefor the amount of cash into which the Shares, and their associated Company Rights, formerly represented by the Certificate shall have been converted pursuant to Section 1.8, and the Certificate so surrendered shall be cancelled. As soon as reasonably practicable after the Effective Time (but not more than five (5) business days thereafter), the Buyer shall cause to be delivered to the holders of Company Stock Options cash in the amount required under Section 1.10. In the event of a transfer of ownership of Shares that is not registered in the stock transfer books of the Company, the proper amount of cash may be paid in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered, if the Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the person requesting such payment shall either pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate or establish to the reasonable satisfaction of Buyer that the tax has been paid or is not applicable.

(c)                                  The Paying Agent may invest cash included in the Exchange Fund, as reasonably directed by Buyer, on a daily basis, in interest bearing accounts (U.S. Treasury money market accounts) with any financial institution rated A or higher by Standard and Poors and Moodys and having assets in excess of $50 billion. Any interest and other income resulting from such investment shall be the property of, and shall be paid to, Buyer. Any portion of the Exchange Fund (including any interest and other income resulting from investments of the Exchange Fund) that remains undistributed to the former Holders eighteen (18) months after the Effective Time shall be delivered to Buyer, upon demand of Buyer, and any former Holders who have not theretofore complied with this Article I shall thereafter look only to Buyer for payment of the Merger Consideration. To the fullest extent permitted by Applicable Law, none of Parent, Buyer, the Surviving Corporation, the Company or the Paying Agent shall be liable to any holder of Shares for cash properly delivered to a public official in connection herewith pursuant to any applicable abandoned property, escheat or similar law.

Section 1.10                            Options.

(a)                                  At the Effective Time, each outstanding Company Stock Option, whether or not then exercisable, shall be cancelled in exchange for a single lump sum cash payment equal to the product of (A) the excess, if any, of the Merger Consideration over the per share exercise price of such Company Stock Option as of the Effective Time, and (B) the number of Shares issuable upon exercise of such Company Stock Option (the “Option Merger Payment Amount”), less any applicable tax or other withholdings.

(b)                                 As soon as reasonably practicable following the date of this Agreement, the Company shall take any actions as may be required in order that (i) each outstanding Company Stock Option shall automatically accelerate so that each such Company Stock Option shall, immediately prior to the Effective Time, become fully exercisable for all of the Shares at the time subject to such Company Stock Option and may be exercised by the holder thereof for any or all of such Shares as fully-vested Shares and (ii) upon the Effective Time, all outstanding Company Stock Options, to the extent not exercised prior to the Effective Time, shall be cancelled (and each holder of a Company Stock Option shall cease to have any rights with respect thereto) in exchange for the consideration, if any, set forth in Section 1.10(a).

(c)                                  Effective as of the date hereof, the Company Board has taken action, under the Company’s 2001 Employee Stock Purchase Plan (as amended on December 8, 2005, the “Employee Stock Purchase Plan”):  (i) to terminate the current offering period and provide that all payroll deductions credited to the accounts of plan participants be returned to such participants, (ii) to suspend the Employee Stock Purchase Plan and not hold any offering periods under such plan unless and until the termination of this Agreement in accordance with its terms and (iii) to terminate the Employee Stock Purchase Plan, effective as of the Effective Time. Promptly after the execution of this Agreement (but in any event on or before May 31, 2006), the Company will provide notice to all plan participants of such termination of the current offering period which termination will be effective five days thereafter.

Section 1.11                            Shareholders’ Vote on Merger.

(a)                                  Subject to Section 5.3, the Company, acting through its Board of Directors, shall, in accordance with Applicable Law, and for the sole purpose of considering and taking action upon the Merger and this Agreement, as promptly as practicable after the date of this Agreement, and in conjunction with Buyer, prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Proxy Statement pursuant to Regulation 14A (the “Proxy Statement”) in connection with approval of the Merger and adoption of this Agreement by vote of the shareholders of the Company and use its reasonable best efforts (i) to respond to any comments made by the SEC with respect to the Proxy Statement, (ii) to cause the Proxy Statement to be mailed to its shareholders, and (iii) to obtain the necessary approvals of the Merger and this Agreement by its shareholders.

(b)                                 Buyer shall provide the Company with the information concerning Parent, Buyer and Acquisition Sub required to be included in the Proxy Statement or reasonably requested by the Company.

(c)                                  The Company shall provide to Buyer and its counsel a reasonable opportunity to review and comment upon the Proxy Statement prior to the filing thereof with the SEC. In addition, the Company shall promptly provide to Buyer and its counsel in writing any comments the Company or its counsel may receive from the SEC or its staff with respect to the Proxy Statement (summaries in the case of comments received telephonically) and copies of any written responses and summaries of any telephonic notification of any verbal responses by the Company or its counsel. Except as required by Applicable Law, no filing of, or amendment or supplement to, or written correspondence to or oral communication with the SEC or its staff with respect to, the Proxy Statement will be made by or on behalf of the Company without providing Buyer and its counsel a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or any of its affiliates, directors or officers, should be ascertained by the Company which is required to be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Company shall promptly notify Buyer, and the Company shall promptly file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by Applicable Law, disseminate it to the shareholders of the Company.

Section 1.12                            Withholding. Buyer or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares or Company Stock Options, as the case may be, such amounts as Buyer or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Buyer or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or the Company Stock Options, as the case may be, in respect of which such deduction and withholding was made by Buyer or the Paying Agent and transmitted by Buyer or the Paying Agent to the appropriate taxing authority with attribution to each specific holder.

Section 1.13                            No Further Ownership Rights in Shares. All amounts paid to Holders upon the surrender for exchange of Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares represented by such Certificates.

Section 1.14                            Closing of Company Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Shares shall thereafter be made on the records of the Company. If, after the Effective Time, Certificates are presented to the Surviving Corporation, Buyer or Paying Agent, such Certificates shall be cancelled and exchanged as provided in this Article I.

Section 1.15                            Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Buyer or the Paying Agent, the posting by such Person of a bond in such reasonable amount as Buyer or the Paying Agent may direct as indemnity against any claim that may be made against them with respect to such Certificate, Buyer or the Paying Agent will pay in exchange for such lost, stolen or destroyed Certificate the amounts to which the holders thereof are entitled pursuant to Section 1.8.

Section 1.16                            Further Assurances. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the Constituent Corporations, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of the Constituent Corporations, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Constituent Corporation, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Constituent Corporation and otherwise to carry out the purposes of this Agreement.

ARTICLE II
REPRESENTATIONS AND WARRANTIES
OF PARENT, BUYER AND ACQUISITION SUB

Parent, Buyer and Acquisition Sub jointly and severally represent and warrant to the Company as of the date hereof as follows:

Section 2.1                                   Organization, Standing and Power. Each of Parent, Buyer and Acquisition Sub is a corporation duly organized, validly existing and in good standing under the laws of its place of incorporation and each has the requisite corporate power and authority to carry on its business as now being conducted. Each of Parent, Buyer and Acquisition Sub is duly qualified to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except for such failures to be so qualified that would not materially adversely affect Parent, Buyer or Acquisition Sub.

Section 2.2                                   Authority.

(a)                                  Each of Parent, Buyer and Acquisition Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent, Buyer and Acquisition Sub and the consummation by Parent, Buyer and Acquisition Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action (including all board and, if necessary, shareholder action) on the part of Parent, Buyer and Acquisition Sub, subject to the filing of the Certificate of Merger as required by the DGCL. This Agreement has been duly executed and delivered by Parent, Buyer and Acquisition Sub, and (assuming the valid authorization, execution and delivery of this Agreement by the Company and the validity and binding effect of the Agreement on the Company) constitutes the valid and binding obligation of Parent, Buyer and Acquisition Sub enforceable against each of them in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)                                 The respective Boards of Directors of Parent, Buyer and Acquisition Sub have unanimously declared the Merger advisable and fair to and in the best interest of Parent, Buyer and Acquisition Sub and their respective shareholders, and approved and adopted this Agreement and the Merger in accordance with Applicable Law. Buyer, as the sole shareholder of Acquisition Sub, has approved and adopted this Agreement and the Merger in accordance with Applicable Law.

Section 2.3                                   Consents and Approvals; No Violation. Except as set forth in the next sentence, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination or cancellation of any right of Parent, Buyer or Acquisition Sub or acceleration of any obligation of Parent, Buyer or Acquisition Sub or result in the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent, Buyer or Acquisition Sub under, any provision of (a) the Certificate of Incorporation or the bylaws of Buyer, each as amended to date, (b) the Certificate of Incorporation or the bylaws of Acquisition Sub, each as amended to date, (c) any loan or credit agreement, note, bond, mortgage, indenture, lease, contract or other agreement, instrument, permit, concession, franchise or license applicable to Buyer or any of its Subsidiaries, or (d) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent, Buyer or Acquisition Sub or any of their respective properties or assets, other than, in the case of clauses (c) or (d), any such violations, defaults, rights, losses, or other occurrences that, individually or in the aggregate, would not impair the ability of Parent, Buyer or Acquisition Sub to perform their respective obligations hereunder or prevent the consummation of any of the transactions contemplated hereby. No filing or registration with, or authorization, consent or approval of, any domestic (federal and state), foreign or supranational court, commission, governmental body, regulatory agency, authority or tribunal (a “Governmental Entity”) is required by or with respect to Parent, Buyer or Acquisition Sub in connection with the execution, delivery and performance of this Agreement by Parent, Buyer or Acquisition Sub or is necessary for the consummation by Parent, Buyer and Acquisition Sub of the Merger and the other transactions contemplated by this Agreement, except (i) in connection, or in compliance, with the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (iii) such filings, authorizations, orders and approvals as may be required under foreign antitrust or similar laws, and (iv) such other consents, orders, authorizations, registrations, declarations, approvals and filings that will be obtained by Parent, Buyer or Acquisition

Sub prior to the Effective Time or the failure of which to be obtained or made would not impair the ability of Parent, Buyer or Acquisition Sub to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

Section 2.4                                   No Financing. Buyer has sufficient funds to permit Buyer to consummate the transactions contemplated by this Agreement.

Section 2.5                                   Litigation. There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Parent or Buyer, threatened against Parent or Buyer or any of their respective Subsidiaries that, as of the date hereof, challenges the validity or propriety, or seeks to prevent the consummation, of the Merger.

Section 2.6                                   Ownership of Sub. Acquisition Sub is a direct or indirect wholly-owned subsidiary of Buyer.

Section 2.7                                   Accuracy of Information. None of the information supplied by Parent, Buyer or Acquisition Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date mailed to shareholders of the Company and at the time of the Company Shareholder Meeting, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company Letter (the “Company Letter”) (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such Section or subsection of the Company Letter relates; provided, however, that (a) any information set forth in one Section or subsection of the Company Letter shall be deemed to apply to each other Section or subsection thereof to which its relevance is readily apparent on its face and (b) certain matters disclosed in the Company Letter may not be material and are disclosed for informational purposes only) delivered by the Company to Buyer prior to the execution of this Agreement, the Company represents and warrants to Parent, Buyer and Acquisition Sub as of the date hereof as follows:

Section 3.1                                   Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the requisite corporate power and authority to carry on its business as now being conducted, and possesses all governmental licenses, permits, authorizations and approvals necessary to enable it to use its corporate or other name and to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as currently conducted, except where the failure to have such governmental licenses, permits, authorizations or approvals individually or in the aggregate would not have a Material Adverse Effect. Each Subsidiary of the Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, has the requisite corporate power and authority to carry on its business as now being conducted, and possesses all governmental licenses, permits, authorizations and approvals necessary to enable it to use its corporate or other name and to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as currently conducted, except where the failure to have such governmental licenses, permits, authorizations or approvals individually or in the aggregate would not have a Material Adverse Effect. The Company and each of its Subsidiaries are duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification necessary, except for such failures to be so qualified that would not have a Material Adverse Effect. The Company has delivered to Buyer accurate and complete copies of its Certificate of Incorporation and bylaws as currently in full force and effect (together, the “Company Charter”) and the comparable organizational documents of each Subsidiary, in each case as amended to the date hereof.

Section 3.2                                   Capital Structure.

(a)                                  The authorized capital stock of the Company consists of 50,000,000 Shares and 10,000,000 shares of undesignated stock, par value $.01 per share (the “Undesignated Shares”). At the close of business on May 19, 2006, (i) 12,795,506 Shares and were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, (ii) no Shares were held in the treasury of the Company, (iii) 882,400 Shares were reserved for issuance pursuant to, 644,541 stock options were outstanding under, and 12,600 restricted stock grants have been awarded under (but not issued), the Company’s stock plans listed in Section 3.2(a) of the Company Letter (the “Company Stock Option Plans”), (iv) 300,000 shares of Series C Preferred Stock, par value $.01 per share, were reserved for issuance in connection with the Company Rights and none are outstanding, and (v) 167,377 Shares were reserved under the Company Employee Stock Purchase Plan and none are outstanding.

(b)                                 Section 3.2(b) of the Company Letter contains a correct and complete list as of the date of this Agreement of each outstanding option to purchase Shares issued under the Company Stock Option Plans (collectively, the “Company Stock Options”), including the holder, exercise price and number of Shares subject thereto. Except for the Company Stock Options, stock purchase rights pursuant to the Company Stock Option Plans and the Company Rights, there are no options, warrants, calls, rights or agreements to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional Shares or shares of capital stock of any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right or agreement. Except as set forth in Section 3.2(a), no shares of capital stock or other voting securities or equity interests of the Company are reserved for issuance or outstanding. There were no outstanding stock appreciation rights, “phantom” stock rights, restricted stock units, performance units, rights to receive Shares on a deferred basis or other rights (other than Company Stock Options and the Company Rights) that are linked to the value of the Shares (collectively, “Company Stock-Based Awards”). All Company Stock Options are evidenced by stock option agreements, restricted stock purchase agreements or other award agreements. All Company Stock Options and all Shares issued pursuant to the exercise of options granted under the Company Stock Option Plans have been granted or issued, respectively, and all Shares to be issued pursuant to the Company Stock Option Plans prior to the Closing will be issued, in material compliance with the Securities Act of 1933, as amended (the “Securities Act”).

(c)                                  Section 3.2(c) of the Company Letter contains a correct and complete list as of the date of this Agreement of each Subsidiary of the Company (including its state of incorporation or formation). All of the outstanding capital stock of, or other equity interests in, each Subsidiary of the Company are directly or indirectly owned by the Company. Each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid and nonassessable and each such share is owned by the Company or another Subsidiary of the Company, free and clear of all Liens, options, rights of first refusal, agreements, or limitations on voting rights. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any capital stock of or any equity interests in the Company or any

Subsidiary, except pursuant to the Company Rights. The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. As of the date hereof, neither the Company nor any of its Subsidiaries is party to or bound by any agreement or commitment pursuant to which the Company or any Subsidiary of the Company is or could be required to register any securities under the Securities Act.

(d)                                 Section 3.2(d) of the Company Letter contains a correct and complete list as of the date of this Agreement of each corporation, partnership, joint venture, association or other entity in which the Company or any Subsidiary owns, directly or indirectly, any capital stock, voting securities or equity interest (other than a Subsidiary), including the percentage interest represented by the Company’s ownership in the entity, the nature of the ownership, and the date of acquisition of the ownership interest in any such entity.

(e)                                  There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting or registration of any Shares.

(f)                                    The Company has taken all actions necessary to (i) render the Company Rights Agreement inapplicable to the Merger, this Agreement and the transactions contemplated hereby, (ii) ensure that (A) none of Parent, Buyer, Acquisition Sub or any of their “Affiliates” or “Associates” is an “Acquiring Person” or an “Adverse Person” (as such terms are defined in the Company Rights Agreement) pursuant to the Company Rights Agreement as a result of the Merger, this Agreement and the transactions contemplated hereby, and (B) the provisions of the Company Rights Agreement, including the occurrence of a “Distribution Date” (as such term is defined in the Company Rights Agreement), are not and shall not be triggered by reason of the announcement or consummation of the Merger, this Agreement or the consummation of any of the other transactions contemplated hereby; and (iii) ensure that the Company Rights shall automatically terminate immediately prior to the Effective Time and shall thereupon be void and of no further force or effect.

Section 3.3                                   Authority.

(a)                                  The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to the approval of this Agreement by the Company’s shareholders to the extent required by the DGCL and the filing of the Certificate of Merger as required by the DGCL. This Agreement has been duly and validly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by Parent, Buyer and Acquisition Sub and the validity and binding effect of the Agreement on Buyer and Sub) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)                                 The Board of Directors of the Company (the “Company Board”) has unanimously (i) declared the Merger advisable and fair to and in the best interest of the Company and its shareholders, and approved and adopted this Agreement in accordance with Applicable Law, (ii) adopted a resolution recommending that its shareholders adopt this Agreement and approve the Merger and the other transactions contemplated hereby, and (iii) subject to Section 5.3, has not withdrawn or modified such declaration, approval or resolution.

Section 3.4                                   Consents and Approvals; No Violation. Except as set forth in the next sentence, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination or cancellation of any right of the Company or acceleration of any obligation of the Company or result in the loss of a benefit to the Company under, or result in the creation of any Lien upon any of the properties or assets of the Company under, any provision of (a) the Company Charter, (b) any Material Contract, or (c) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its properties or assets, other than, with respect to clauses (b) and (c), for any such violations, defaults, losses or other occurrences that, individually or in the aggregate, are not material. No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or is necessary for the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, except (i) in connection, or in compliance, with the provisions of the HSR Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (iii) any filings, authorizations, orders and approvals required under foreign antitrust, securities or similar laws, (iv) under the Exchange Act, (v) for compliance with any applicable requirements under any stock exchange and (vi) such other consents, orders, authorizations, registrations, declarations, approvals and filings that will be obtained prior to the Effective Time or the failure of which to be obtained or made would not impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

Section 3.5                                   SEC Reports; Financial Statements.

(a)                                  The Company has filed all forms, reports and documents required to be filed by it with the SEC since January 1, 2003 (as such documents have been amended since the time of their filing, the “Company SEC Reports”). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Reports complied in all material respects with all applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002, as amended (and all the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”)  applicable to the Company SEC Reports and each Applicable Law as in effect on such date or dates. None of the Company SEC Reports, including any financial statements or schedules included or incorporated by reference therein, contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded or amended by a Company SEC Report filed subsequently and prior to the date hereof. The Company has filed a quarterly report on Form 10-Q for the fiscal quarter ending March 31, 2006 and an annual report on Form 10-K for the fiscal year ended December 31, 2005 (the “Recent Company SEC Reports”). The financial statements of the Company included in the Recent Company SEC Reports (the “Financial Statements”) fairly presented in all material respects, in conformity with United States generally accepted accounting principles applied on a consistent basis (“GAAP”)  (except as may be indicated in the notes thereto and except that unaudited statements are subject to normal year-end adjustments and do not contain footnotes in substance or form to the extent omission thereof is permitted by Form 10-Q of the Exchange Act), the financial position of the Company as of the dates thereof and its results of operations and cash flows for the periods then ended. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be reflected in a balance sheet of the Company or disclosed in the notes thereto which individually or in the aggregate would reasonably be expected to have a Material Adverse Effect, other than the liabilities reflected in the Financial Statements and any liabilities or obligations that may be incurred by the Company in connection with the transactions contemplated by this Agreement. None of the Subsidiaries of the Company are, or have at any time been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. The Company has provided to Buyer all copies of written communications between the Company and the SEC since January 1, 2003.

(b)                                 The Company will make available to Buyer a complete and correct copy of any amendments, modifications and any other documents that are required to be filed with or submitted to the SEC, but have not yet been filed with or submitted to the SEC, to agreements, documents or other instruments that previously had been filed with or submitted to the SEC by the Company pursuant to the Exchange Act.

(c)                                  Since January 1, 2003, neither the Company nor any Subsidiary of the Company has received from the SEC any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any Subsidiary of the Company has engaged in questionable accounting or auditing practices.

(d)                                 Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Reports, and the statements contained in such certifications to the knowledge of the Company are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(e)                                  The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations in all material respects; (ii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(f)                                    The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported in all material respects within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated in all material respects to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

Section 3.6                                   No Default. None of the Company or any of its Subsidiaries is in material breach, default or violation (and to the knowledge of the Company, no event has occurred that with notice or the lapse of time or both would constitute a material breach, default or violation by the Company or any of its Subsidiaries) of any term, condition or provision of (i) the Company Charter or the organizational documents of any of its Subsidiaries or (ii) any order, writ, injunction, decree, law, statute, rule, or regulation applicable to the Company or any Subsidiary of the Company or any of its properties or assets.

Section 3.7                                   Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports:

(a)                                  Since December 31, 2005 (the “Company Balance Sheet Date”):  (i) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice; (ii) the Company and its Subsidiaries have not incurred any material liability or obligation (indirect, direct or contingent), or entered into any material agreement or other material transaction that is not in the ordinary course of business; (iii) the Company and its Subsidiaries have not sustained any material loss or material interference with their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance); (iv) there has been no change in the authorized or issued capital stock of the Company, except for the issuance of Shares pursuant to Company Stock Option Plans; (v) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its stock, except as contemplated by this Agreement; (vi) there has been no purchase, redemption or other acquisition by the Company or any of its Subsidiaries of any shares of capital stock or any other securities of the Company or any of its Subsidiaries or any options, warrants, calls or rights to acquire such shares or other securities; (vii) there has been no split, combination or reclassification of any capital stock of the Company or any of its Subsidiaries or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of their respective capital stock; (viii) there has not been (A) any adoption of a new Company Stock Option Plan, (B) any amendment to a Company Stock Option Plan increasing benefits thereunder, (C) any granting by the Company or any of its Subsidiaries to any executive officer or other key employee of the Company or any of its Subsidiaries of any material increase in compensation, except in the ordinary course of business consistent with prior practice or as was required under employment agreements in effect as of the date of the Company Balance Sheet Date, (D) any granting by the Company or any of its Subsidiaries to any executive officer or other key employee of any material increase in severance or termination agreements in effect as of the Company Balance Sheet Date, or (E) any entry by the Company or any of its Subsidiaries into any employment, severance or termination agreement with any executive officer or other key employee; (ix) there has been no amendment of any term of any outstanding security of the Company or any Subsidiary; (x) there has been no change in accounting methods, principles or practices by the Company materially affecting its assets, liabilities or businesses, except insofar as may have been required by a change in GAAP; or (xi) there has been no material tax election or any settlement or compromise of any material income tax liability.

(b)                                 Since the Company Balance Sheet Date, there has been no event, change, circumstance, violation, inaccuracy, occurrence, state of facts, development or effect (each, an “Event”), or series of Events (whether or not any such Event constitutes a breach of a representation, warranty or covenant made by the Company herein) that has caused, or would reasonably be expected to cause, a Material Adverse Effect.

(c)                                  Since the Company Balance Sheet Date, the Company has not incurred any liabilities (including tax liabilities) of any nature, whether absolute or contingent, of a type required to be recorded on a balance sheet or disclosed in the notes thereto under GAAP, other than liabilities incurred in the ordinary course.

Section 3.8                                   Permits and Compliance. Each of the Company and its Subsidiaries holds all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for it to own, lease or operate its properties and other assets and to carry on its business and operations as currently conducted (collectively, the “Company Permits”), except where the failure to have any such Company Permits would not be materially adverse to the Company. Each of the Company and its Subsidiaries is in material compliance with the terms of the Company Permits. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened.

Section 3.9                                   Tax Matters.

(a)                                  For purposes of this Agreement:  (i) “Taxes” means any federal, state, local, foreign or provincial income, gross receipts, property, sales, use, license, franchise, employment, payroll, withholding, alternative or added minimum, ad valorem, value-added, transfer, excise, capital, or net worth tax, or other tax, custom, duty, or other like assessment or charge of any kind whatsoever, together with any interest thereon or penalty with respect thereto, imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined, or any other basis, and shall include any transferee or secondary liability in respect of any Tax, and (ii) “Tax Return” means any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax.

(b)                                 The Company and its Subsidiaries have timely filed (taking account of extensions to file that have been properly obtained) all U.S. federal and all state, local and foreign Tax Returns required to have been filed by them, and such Tax Returns are correct and complete in all material respects.

(c)                                  The Company and each of its Subsidiaries has timely paid (taking account of extensions to pay that have been properly obtained) all Taxes required to have been paid by them on or before the date that the payment of such Taxes were due or an adequate reserve for such Taxes was established pursuant to Section 3.9(i).

(d)                                 The Company and each of its Subsidiaries have complied in all material respects with all rules and regulations relating to the withholding of Taxes and the remittance of withheld Taxes.

(e)                                  Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of its Taxes that remains open or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f)                                    No federal, state, local, or foreign audits or administrative proceedings, of which the Company or any Subsidiary has notice, are pending with regard to any Taxes or Tax Returns of the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has received a written notice of any proposed audit or proceeding from the Internal Revenue Service (“IRS”) or any other taxing authority.

(g)                                 Neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income tax return (or a group of corporations filing a consolidated, combined, or unitary income tax return under comparable provisions of state, local, or foreign tax law) for any taxable period, other than a group the common parent of which is Company.

(h)                                 The Company does not have any obligation with respect to Taxes of another Person (pursuant to Treasury Regulations Section 1.1502-6 or comparable provision of state, local or foreign tax law) or any liability for Taxes of any predecessor entity.

(i)                                     The unpaid Taxes of the Company and its Subsidiaries, as of the date of the Company’s most recent balance sheet, do not exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect temporary differences between book and Tax income) set forth or included in the Company’s most recent balance sheet.

(j)                                     There are no Liens for taxes on any of the assets of the Company or any of its Subsidiaries other than for taxes not yet due and payable.

(k)                                  Neither the Company nor any of its Subsidiaries is a party to or bound by any tax sharing agreement or tax indemnity agreement, arrangement or practice (including any advance pricing agreement, closing agreement or other agreement relating to taxes with any taxing authority).

(l)                                     Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(m)                               Neither the Company nor any of its Subsidiaries will be required to include in a taxable period ending after the Effective Time taxable income attributable to income that accrued in a prior taxable period (or portion of a taxable period) but was not recognized for tax purposes in any prior taxable period as a result of (A) an open transaction disposition made on or before the Effective Time, (B) a prepaid amount received on or prior to the Effective Time, (C) the installment method of accounting, (D) the long-term contract method of accounting, (E) the cash method of accounting or (F) any comparable provisions of state, local, domestic or foreign tax law, other than any amounts that are reflected in a reserve for Taxes on the most recent financial statements of the Company included in the Company SEC Reports;

(n)                                 Neither the Company nor any of its Subsidiaries has entered into a “listed transaction” within the meaning of Treasury Regulation Sections 1.6011-4(b)(2).

(o)                                 No claim has ever been made in writing by an authority in a jurisdiction where Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(p)                                 The Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(q)                                 Neither the Company nor any of its Subsidiaries has filed a consent under Section 341(f) of the Code concerning collapsible corporations. Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law) and (ii) any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local or foreign Tax law).

(r)                                    Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(s)                                  The Company and its Subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(t)                                    Since the Company Balance Sheet Date, neither Company nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(u)                                 Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any:  (A) change in method of accounting for a taxable period ending on or prior to the Effective Time pursuant to Section 481 of the Code, or otherwise; (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Effective Time; or (C) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law), other than any amounts that are reflected in a reserve for Taxes on the most recent financial statements of the Company included in the Company SEC Reports.

Section 3.10                            Actions and Proceedings. Except for any matter disclosed in any of the Company SEC Reports, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against or to which the Company or any of its Subsidiaries is a party, or against or involving any of its or their properties, assets or business or any Company Benefit Plan. There are no actions, suits or claims or legal, administrative or arbitrative proceedings or, to the knowledge of the Company, investigations pending or threatened against or involving the Company or any of its Subsidiaries or any of the Company’s or any of its Subsidiaries’ properties, assets or business or any Company Benefit Plan.

Section 3.11                            Material Contracts.

(a)                                  The Company has filed as exhibits to, or incorporated by reference in, the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005, and subsequent Form 10-Qs each “material contract” required to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K promulgated by the SEC.

(b)                                 Section 3.11(b) of the Company Letter contains a complete and accurate list, as of the date hereof, of all of the following contracts to which the Company or any of its Subsidiaries is a party or by which any of them is bound (collectively, the “Material Contracts”):  (i) each material contract relating to distribution, sale, supply, licensing, co-promotion or manufacturing of any products or services of the Company or any of its Subsidiaries; (ii) each material contract relating to distribution, sale, supply, licensing, co-promotion or manufacturing of any products or services of a Person to the Company or any of its Subsidiaries; (iii) material contracts for the sale of any of the assets of the Company and its Subsidiaries, taken as a whole, other than in the ordinary course of business, or for the grant to any Person of any preferential rights to purchase any assets of the Company and its

Subsidiaries, taken as a whole, other than in the ordinary course of business; (iv) contracts the effect of which is that the Company or any of its Subsidiaries may not compete in any way whatsoever with any Person or otherwise having an adverse effect on the right of the Company and its Subsidiaries to manufacture, sell or distribute any products or services or to purchase or otherwise obtain any components or parts; (v) contracts with any current or, if still in effect, former officer or director of the Company; (vi) indentures, credit agreements, mortgages, promissory notes, and other contracts relating to the borrowing of money; and (vii) each “material contract” required to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K promulgated by the SEC as an exhibit to a registration statement on Form S-1 under the Securities Act or an annual report on Form 10-K under the Exchange Act if such registration statement or report was filed by the Company with the SEC on the date of this Agreement.

(c)                                  Each Material Contract is a legal, valid and binding agreement of the Company or its Subsidiaries; neither the Company nor any of its Subsidiaries is in default under any Material Contract and none of such Material Contracts has been cancelled by the other party thereto. Each Material Contract is enforceable by the Company and in full force and effect, except to the extent that any such contract has expired in accordance with its terms. To the knowledge of the Company, no party has repudiated any provision of any Material Contract and no event has occurred which, with the passage of time or the giving of notice or both, would constitute a default, event of default or other breach by the Company or any of its Subsidiaries party thereto which would entitle the other party to such Material Contract to terminate the same or declare a default or event of default thereunder.

Section 3.12                            ERISA.

(a)                                  Section 3.12(a) of the Company Letter contains a complete and accurate list of each employment, bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock appreciation, restricted stock, stock option, “phantom” stock, performance, retirement, thrift, savings, stock bonus, paid time off, perquisite, fringe benefit, vacation, severance, disability, death benefit, hospitalization, medical, welfare benefit or other plan, program, policy or contract maintained, contributed to or required to be maintained or contributed to by the Company or any of its Subsidiaries or any other Person that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, a “Commonly Controlled Entity”) (exclusive of any such plan, program, policy or contract mandated by and maintained solely pursuant to applicable law), in each case providing benefits to any current or former director, officer or employee of the Company or any of its Subsidiaries (collectively, but exclusive of individual option and restricted award agreements issued under the Company Stock Option Plans, the “Company Benefit Plans”) and each agreement with any employee, officer or director for (i) consulting, change of control, termination or indemnification agreement or (ii) benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company of a nature contemplated by this Agreement (exclusive of local offer letters mandated under applicable non-U.S. law that do not impose any severance obligations other than any mandatory statutory severance) (“Company Benefit Agreement”) . Each Company Benefit Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of the Employee Retirement Income Security Act, as amended (“ERISA”) is sometimes referred to herein as a “Company Welfare Plan” .

(b)                                 The Company has provided or will make available to Buyer complete and accurate copies of:  (i) the plan documents for each Company Benefit Plan or, at the Company’s option, in the case of Company Benefit Plans maintained primarily for the benefit of individuals regularly employed outside the United States, a summary thereof (or, in either case, with respect to any unwritten Company Benefit Plans, descriptions thereof) and Company Benefit Agreements, (ii) the two most recent annual reports on Form 5500 required to be filed with the IRS with respect to each Company

Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Company Benefit Plan for which a summary plan description is required and (iv) each trust agreement and insurance or group annuity contract relating to any Company Benefit Plan.

(c)                                  Each Company Benefit Plan has been administered in all material respects in accordance with its terms. The Company, its Subsidiaries and all the Company Benefit Plans are all in compliance in all material respects with the applicable provisions of ERISA, the Code and all other Applicable Laws, including laws of foreign jurisdictions, and the terms of all collective bargaining agreements.

(d)                                 (i)                                     All reports, returns and similar documents with respect to all Company Benefit Plans required to be filed with any Governmental Entity or distributed to any Company Benefit Plan participant have been duly and timely filed or distributed, (ii) none of the Company or any of its Subsidiaries has received notice of, and to the knowledge of the Company there are no investigations by any Governmental Entity with respect to, termination proceedings or other claims (except claims for benefits payable in the normal operation of the Company Benefit Plans), suits or proceedings against or involving any Company Benefit Plan or asserting any rights or claims to benefits under any Company Benefit Plan that could reasonably be expected to give rise to any material liability and (iii) to the knowledge of the Company, there are no facts that could give rise to any material liability in the event of any such investigation, claim, suit or proceeding.

(e)                                  All contributions, premiums and benefit payments under or in connection with the Company Benefit Plans that are required to have been made as of the date hereof in accordance with the terms of the Company Benefit Plans have been timely made or have been reflected on the most recent consolidated balance sheet filed or incorporated by reference into the Company SEC Reports.

(f)                                    With respect to each Company Benefit Plan:  (i) there has not occurred any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) in which the Company or any of its Subsidiaries or any of their respective employees, or, to the knowledge of the Company, any trustee, administrator or other fiduciary of such Company Benefit Plan, or any agent of the foregoing, has engaged in any transaction or acted in any manner, or failed to act in a manner that could reasonably be expected to subject the Company or any of its Subsidiaries or any of their respective employees, or any such trustee, administrator or other fiduciary, to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA and (ii) neither the Company, any of its Subsidiaries or any of their respective employees nor, to the knowledge of the Company, any trustee, administrator or other fiduciary of any Company Benefit Plan nor any agent of any of the foregoing, has engaged in any transaction or acted in a manner, or failed to act in a manner, that could reasonably be expected to subject the Company or any of its Subsidiaries or any of their respective employees or, to the knowledge of the Company, any such trustee, administrator or other fiduciary, to any liability for breach of fiduciary duty under ERISA or any other Applicable Law.

(g)                                 Each Company Welfare Plan may be amended or terminated (including with respect to benefits provided to retirees and other former employees) without material liability to the Company or any of its Subsidiaries at any time after the Effective Time. Each of the Company and its Subsidiaries complies in all material respects with the applicable requirements of Section 4980B(f) of the Code, Sections 601-609 of ERISA or any similar state or local law with respect to each Company Benefit Plan that is a group health plan, as such term is defined in Section 5000(b)(1) of the Code or such state law. Neither the Company nor any of its Subsidiaries has any material obligations for health or life insurance benefits following termination of employment under any Company Benefit Plan, other than for continuation coverage required under Section 4980(B)(f) of the Code.

(h)                                 None of the execution and delivery of this Agreement, the obtaining of Company Shareholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including as a result of any termination of employment on or following the Effective Time) will (A) entitle any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries to severance or termination pay, (B) accelerate the time of payment or vesting, or trigger any payment or funding (through a grantor trust or otherwise), of compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan or Company Benefit Agreement other than full vesting of any benefits in the event Buyer requires that the Company terminate the Company’s 401(k) plan or other Company Benefit Plan prior to the Effective Time or (C) result in any breach or violation of, or a default under, the terms of any Company Benefit Plan or Company Benefit Agreement.

(i)                                     Neither the Company nor any of its Subsidiaries has any material liability or obligations, including under or on account of a Company Benefit Plan, arising out of the hiring of persons to provide services to the Company or any of its Subsidiaries and misclassifying under Applicable Law such persons as consultants or independent contractors and not as employees of the Company or any of its Subsidiaries. No current or former independent contractor that provides or provided personal services to the Company or its Subsidiaries (other than a current or former director) is entitled to any material fringe or other benefits (other than cash consulting fees) pursuant to any plan, program, policy or agreement to which the Company or any of its Subsidiaries is a party or which is maintained, sponsored or contributed to by the Company or any of its Subsidiaries.

(j)                                     No material deduction by the Company or any of its Subsidiaries in respect of any “applicable employee remuneration” (within the meaning of Section 162(m) of the Code) has been disallowed or is subject to disallowance by reason of Section 162(m) of the Code. For each of the Company Employees, the Company has previously provided or will provide to Buyer (i) annual base salary as of the date hereof, actual bonus earned for the 2005 calendar year and target annual bonus for the 2006 calendar year and (ii) a list, as of the date hereof, of all outstanding Company Stock Options and Company Stock-Based Awards granted under the Company Stock Option Plans or otherwise, together with (as applicable) the number of Shares subject thereto, and the grant dates, expiration dates, exercise or base prices and vesting schedules thereof, and (iii) estimated current annual cost of welfare benefits.

(k)                                  Neither the Company nor any Commonly Controlled Entity contributes to, has any obligation to contribute to, or has any material liability under or with respect to any Company Benefit Plan that is a “defined benefit plan” (as defined in Section 3(35) of ERISA).

(l)                                     No current or former employee or director of the Company or any of its Subsidiaries is entitled to receive any additional payment from the Company or any of its Subsidiaries or the Surviving Corporation by reason of the excise tax required by Section 4999(a) of the Code being imposed on such person by reason of the transactions contemplated by this Agreement.

Section 3.13                            Compliance with Worker Safety Laws. The properties, assets and operations of the Company and its Subsidiaries are in compliance in all material respects with all Applicable Laws, permits and licenses relating to public and worker health and safety.

Section 3.14         Labor and Employment Matters.

(a)           Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or labor contract. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practice with respect to any persons employed by the Company or any of its Subsidiaries (the “Company Employees”), and, to the knowledge of the Company, there is no unfair labor practice complaint or grievance against the Company or any of its Subsidiaries by any Person pursuant to the National Labor Relations Act or any comparable state agency or foreign law, pending or threatened with respect to any of the Company Employees. There is no labor strike, dispute, slowdown or stoppage pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries.

(b)           The Company has delivered to Buyer a list of the names of each employee of the Company and each Subsidiary of the Company, together with such person’s position or function, annual base salary or wages and any incentive or bonus arrangement with respect to such person.

Section 3.15         Intellectual Property.

(a)           As used herein, the term “Intellectual Property” means all intellectual property rights arising under the laws of the United States or any other jurisdiction with respect to the following: (i) trade names, trademarks and service marks (registered and unregistered), domain names, uniform resource locators (“URLs”), trade dress and similar rights and applications to register any of the foregoing (collectively, “Marks”); (ii) patents and patent applications and all reissues, divisions, renewals, extensions provisionals, continuations, and continuations-in-part thereof (collectively, “Patents”); (iii) copyrights and registrations and applications therefor (collectively, “Copyrights”); (iv) mask work and similar rights, including rights created under Sections 901-914 of Title 17 of the United States Code, including all registrations and applications to register any of the foregoing, and any other rights protecting integrated circuit or chip topographies or designs (collectively, “Mask Works”); (v) know-how, inventions, discoveries, methods, processes, technical data, specifications, research and development information, technology, data bases and other proprietary or confidential information, including customer lists, which in each case derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure (collectively, “Trade Secrets”); and (vi) data base rights, moral rights, and any other proprietary, intellectual or industrial property rights of any kind or nature.

(b)           Section 3.15(b)(1) of the Company Letter sets forth an accurate and complete list of all registered Marks and applications for registration of Marks owned by the Company or any of its Subsidiaries (collectively, “Company Registered Marks”), Section 3.15(b)(2) of the Company Letter sets forth an accurate and complete list of all Patents owned by the Company or any of its Subsidiaries (collectively, “Company Patents”) and Section 3.15(b)(3) of the Company Letter sets forth an accurate and complete list of all registered Copyrights and all pending applications for registration of Copyrights owned by the Company or any of its Subsidiaries (collectively, the “Company Registered Copyrights” and, together with the Company Registered Marks and the Company Patents, the “Company Registered IP”). No Company Registered IP is now involved in any interference, reissue, reexamination, opposition or cancellation proceeding and, to the knowledge of the Company, no such action is threatened with respect to any of the Company Registered IP. The Company Registered IP that is material to the businesses of the Company or any of its Subsidiaries as presently conducted is valid, subsisting and enforceable, and no written notice or claim challenging the validity or enforceability of any of the Company Registered IP has been received by the Company or any of its Subsidiaries, within the prior three (3) years, excluding any notices or claims that have been fully resolved. Other than abandoned patent applications and/or closed patent applications files (i) the Company has not taken any action or failed to take any action that would reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the Company Registered IP, and (ii) all filing, examination, issuance, post registration and maintenance fees, annuities and the like associated with or required with respect to any of the Company Registered IP have been timely paid.

(c)           The Company and its Subsidiaries have taken commercially reasonable steps to protect their rights in the Intellectual Property owned by the Company or its Subsidiaries that is material to the businesses of the Company and its Subsidiaries as presently conducted, and to maintain the confidentiality of Trade Secrets of the Company or its Subsidiaries that are material to the businesses of the Company and its Subsidiaries as presently conducted. All current or former employees, consultants and contractors who have participated in the creation of any Intellectual Property that is used by the Company or any of its Subsidiaries in their existing products or in products currently under development have entered into proprietary information, confidentiality and assignment agreements substantially in the Company’s standard forms (which have previously been delivered to Buyer) or using another commercially reasonable form providing for confidentiality, and assignment to the Company, of such Intellectual Property.

(d)           The Company and its Subsidiaries own, or possess adequate licenses or other valid rights to use, all of the Intellectual Property that is necessary for the conduct of the Company’s and its Subsidiaries’ businesses and where the failure to own or possess such licenses or other valid rights to use such Intellectual Property would have a Material Adverse Effect. Any such license or other right to Intellectual Property (an “Inbound License Agreement”) is a legal, valid and binding agreement of the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries is in material default under any Inbound License Agreement, and none of such Inbound License Agreements has been cancelled by the other party thereto other than any such defaults or cancellations that would not have a Material Adverse Effect. Each Inbound License Agreement is enforceable and in full force and effect. To the knowledge of the Company, no party has repudiated any material provision of any Inbound License Agreement and no event has occurred which, with the passage of time or the giving of notice or both, would constitute a default, event of default or other breach by the Company or any of its Subsidiaries party thereto which would entitle the other party to an Inbound License Agreement to terminate the same or declare a default or event of default thereunder. None of the Intellectual Property owned by the Company or its Subsidiaries that is material to the businesses of the Company and its Subsidiaries as presently conducted is subject to any outstanding order, judgment, or stipulation restricting the use thereof by the Company or its Subsidiaries.

(e)           Section 3.15 (e) of the Company Letter sets forth, as of the date hereof, a list of all Inbound License Agreements, other than packaged commercially available software programs generally available to the public pursuant to non-exclusive “shrink-wrap” and similar end-user licenses. The rights licensed under each Inbound License Agreement will be exercisable by the Surviving Corporation on and after the Closing to the same extent as by the Company or its Subsidiaries prior to the Closing. Any and all license fees, royalties, or other amounts that have accrued and become due with respect to any licensed Intellectual Property pursuant to an Inbound License Agreement have been paid in full. Neither the Company nor any of its Subsidiaries has granted to any third party any exclusive rights under any Intellectual Property owned by the Company or its Subsidiaries that is material to the businesses of the Company and its Subsidiaries as presently conducted or otherwise granted any rights under such Intellectual Property outside the ordinary course of business.

(f)            To the knowledge of the Company, none of the products or services currently being distributed, sold or offered by the Company and its Subsidiaries infringes upon, misappropriates or violates in any material respect any Intellectual Property of any third party and neither the Company nor any of its Subsidiaries to the Company’s knowledge has received any notice or claim asserting that any such infringement, misappropriation, or violation has occurred, excluding any notices or claims that have been fully resolved. To the knowledge of the Company, (i) no third party is misappropriating, violating or infringing in any material respect any Intellectual Property owned by the Company or its Subsidiaries that is material to the businesses of the Company and its Subsidiaries as presently conducted, and (ii) no third party has made any unauthorized disclosure of any Trade Secrets of the Company or its Subsidiaries that are material to the businesses of the Company and its Subsidiaries as presently conducted.

Section 3.16         Required Vote of Company Shareholders. The affirmative vote of the holders of a majority of the outstanding Shares, voting together as a single class, is required to adopt this Agreement (the “Company Shareholder Approval”). No other vote of the security holders of the Company is required by law, the Company Charter or otherwise in order for the Company to consummate the Merger and the transactions contemplated hereby.

Section 3.17         Environmental Matters.

(a)           For purposes of this Agreement, the following terms shall have the following meanings:  (i) “Hazardous Substances” means (A) petroleum and petroleum products, by-products or breakdown products, radioactive materials, urea formaldehyde foam insulation, asbestos-containing materials, polychlorinated biphenyls, chlorofluorocarbons and other ozone-depleting substances, and (B) any other chemicals, materials or substances regulated as toxic or hazardous or as a pollutant, contaminant or waste under any applicable Environmental Law; (ii) “Environmental Law” means any statute, ordinance or regulation, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment relating to pollution or protection of the environment or natural resources, including those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances; and (iii) “Environmental Permit” means any permit, approval, identification number, license or other authorization required under any applicable Environmental Law.

(b)           The Company, its Subsidiaries, and to the knowledge of the Company their respective predecessors and affiliates, have been and presently are in material compliance with all applicable Environmental Laws and have obtained, complied with and are in compliance with all material Environmental Permits, if any, required for their current operations.

(c)           Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company any of their respective predecessors or affiliates, has (i) released, transported or disposed of any Hazardous Substances on, under, from or at any of their respective properties other than in material compliance with applicable Environmental Laws, (ii) prior to and after, as applicable, the period of ownership or operation of any currently or formerly owned, leased or operated properties, there were no releases of Hazardous Materials in, on, under or affecting any properties which would subject the Company or any of its Subsidiaries to any liability under any Environmental Law or require any expenditure by the Company or any of its Subsidiaries for remediation to meet applicable standards thereunder, (iii) any knowledge of the presence of any Hazardous Substances on, under, emanating from, or at any of their respective properties arising from the Company’s, its Subsidiaries’, or their respective predecessors’ and affiliates’ operations, or (iv) any knowledge, nor has it received any written or oral notice (A) of any violation of or material liability under any Environmental Laws, (B)

requiring the investigation of, response to or remediation under Environmental Laws of Hazardous Substances at or arising from any of the Company’s, its Subsidiaries’, or their respective predecessors’ and affiliates’ current or former properties or operations or (C) demanding payment for response to or remediation of Hazardous Substances under Environmental Laws at or arising from any of the Company’s, its Subsidiaries’, or their respective predecessors’ and affiliates’ current or former properties or operations.

(d)           There are no environmental assessments or audit reports or other similar studies or analyses in the possession or control of the Company or any of its Subsidiaries relating to any real property currently or formerly owned, leased or occupied by the Company, any of its Subsidiaries, or any of their respective predecessors or affiliates.

(e)           Neither the Company nor any of its Subsidiaries is the subject of any outstanding order issued by any Governmental Entity pursuant to any Environmental Law. Neither the Company nor any of its Subsidiaries is the subject of any pending action alleging noncompliance with or potential liability under any Environmental Law.

Section 3.18         Insurance. The Company has current insurance policies for directors and officers, errors and omissions, commercial general liability, and products liability (collectively, the “Insurance Policies”). The current annual cost of the Company’s directors and officers insurance does not exceed $135,000. The Company has made any and all payments currently due and required to maintain the Insurance Policies in full force and effect. With respect to each Insurance Policy: (i) the policy is in full force and effect in all material respects; (ii) neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company any other party to the policy, is in material breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred that, with notice or the lapse of time, would constitute such a material breach or default, or permit termination, modification, or acceleration, under the policy; and (iii) neither the Company nor any of its Subsidiaries has received notice of default under any Insurance Policy, or notice of any pending or threatened termination or cancellation, coverage limitation or reduction or premium increase with respect to any Insurance Policy. The Company has provided the insurance proposals to Buyer, which materials represent the terms and costs of the insurance policies actually purchased.

Section 3.19         Transactions with Affiliates.

(a)           For purposes of this Section 3.19, the term “Affiliated Person” means (i) any holder of more than five percent (5%) of the outstanding Shares, (ii) any director or executive officer of the Company, (iii) any member of the immediate family of any of such person, or (iv) any Person that is controlled by any of the foregoing.

(b)           Since the Company Balance Sheet Date and except as disclosed in the Company SEC Reports or to the extent not required to be disclosed pursuant to Item 404 of Regulation S-K, the Company and its Subsidiaries have not, in the ordinary course of business or otherwise, (i) purchased, leased or otherwise acquired any property or assets or obtained any services from, (ii) sold, leased or otherwise disposed of any property or assets or provided any services to (except with respect to remuneration for services rendered in the ordinary course of business as director, officer or employee of the Company or any of its Subsidiaries), (iii) entered into or modified in any manner any contract with, or (iv) borrowed any money from, or made or forgiven any loan or other advance, other than (A) expenses or similar advances made in the ordinary course of business, (B) in connection with the exercise of options to purchase Shares pursuant to the existing terms of any Company Stock Options and consistent with past practice, or (C) other transactions permitted by, and in accordance with, the Company Stock Option Plans and consistent with past practice to, any Affiliated Person.

(c)           Except to the extent not required to be disclosed pursuant to Item 404 of Regulation S-K and except as disclosed in the Company SEC Reports, (i) the contracts of the Company and its Subsidiaries do not include any obligation or commitment between the Company or any of its Subsidiaries and any Affiliated Person, (ii) the assets of the Company or any of its Subsidiaries do not include any receivable or other obligation or commitment from an Affiliated Person to the Company or any of its Subsidiaries, and (iii) the liabilities of the Company and its Subsidiaries do not include any payable or other obligation or commitment from the Company or any such Subsidiary to any Affiliated Person.

Section 3.20         Accuracy of Information. The Proxy Statement will comply, as of its mailing date, with the provisions of the Exchange Act and the rules and regulations promulgated thereunder. The representations and warranties contained in this Section 3.20 do not apply to statements or omissions included in or incorporated by reference in the Proxy Statement based upon information furnished to the Company by Parent, Buyer or Acquisition Sub specifically for use therein.

Section 3.21         Title to and Sufficiency of Assets.

(a)           As of the date hereof, the Company and its Subsidiaries own, and as of the Effective Time the Company and its Subsidiaries will own, good and marketable title to all of their material assets constituting personal property (excluding, for purposes of this sentence, assets held under leases), free and clear of any and all mortgages, liens, encumbrances, charges, claims, restrictions, pledges, security interests or impositions (collectively, “Liens”), except for Permitted Liens. Such assets, together with all assets held by the Company and its Subsidiaries under leases and licenses of Intellectual Property, include all tangible and intangible personal property, contracts and rights necessary or required for the operation of the businesses of the Company and its Subsidiaries in substantially the same manner as presently conducted. Buildings, machinery, equipment and other tangible assets that the Company and its Subsidiaries own are free from any material defects (patent and latent), have been maintained in accordance with normal industry practice and are in good operating condition and repair (subject to normal wear and tear).

(b)           Neither the Company nor any of its Subsidiaries owns, or has owned at any time, any real property. Set forth in Section 3.21(b) of the Company Letter is a complete list and description of all real property that will be leased by the Company as of the Effective Time (collectively, the “Leased Real Property”).

(c)           True and complete copies of all leases for the Leased Real Property (including all amendments, modifications and supplements thereto) in the Company’s or any of its Subsidiaries’ possession or control have been made available to Buyer. Each of the Company and its Subsidiaries is in material compliance with the terms of all leases or subleases to which it is a party and under which it is in occupancy, and all leases to which the Company or any of its Subsidiaries is a party and under which it is in occupancy are in full force and effect. Neither the Company nor any of its Subsidiaries has received any written notice of any event or occurrence that has resulted or could result (with or without the giving of notice, the lapse of time or both) in a default with respect to any lease or sublease to which it is a party.

(d)           The premises demised to the Company or any of its Subsidiaries under the Leased Real Property are reasonably adequate for the operation of the businesses of the Company and its Subsidiaries in substantially the same manner as presently conducted.

(e)           As used herein, “Permitted Liens” shall mean: (i) Liens for Taxes or governmental assessments, charges or claims the payment of which is not yet due or delinquent or which are being contested in good faith; (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and other similar Persons and other Liens imposed by Applicable Law incurred in the ordinary course of business, which are either for sums not yet delinquent or are immaterial in amount or which are being contested in good faith and (iii) any minor imperfection of title or similar Lien which individually or in the aggregate with other such Liens does not materially impair the value of the property subject to such Lien or the use of such property in the conduct of the business of the Company or its Subsidiaries.

Section 3.22         Brokers. No broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, other than Raymond James & Associates, Inc., which will be paid prior to closing.

Section 3.23         Certain Business Practices. Neither the Company nor any of its Subsidiaries has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any payment in the nature of criminal bribery.

Section 3.24         Opinion of Financial Advisors. The Company has received the opinion of Raymond James & Associates, Inc., dated the date hereof, to the effect that, as of such date, and based upon and subject to the assumptions and limitations set forth in such opinion, the Merger Consideration is fair, from a financial point of view, to the holders of the Shares, a signed copy of which opinion has been, or will promptly be, delivered to Buyer.

Section 3.25         State Takeover Laws. The Company Board has, to the extent such statute is applicable, taken all action (including appropriate approvals of the Company Board) necessary to exempt the Company, its Subsidiaries and affiliates, the Merger, this Agreement and the transactions contemplated hereby and thereby from Section 203 of the DGCL. To the knowledge of the Company, no other state takeover, combination or similar statutes, laws, rules or regulations (together with Section 203 of the DGCL, “Takeover Statutes”) are applicable to the Merger, this Agreement or the transactions contemplated hereby.

Section 3.26         No Additional Representations. The Company does not make, and has not made, any representations or warranties relating to the Company or the business of the Company or otherwise in connection with the transactions contemplated hereby other than those expressly set forth in this Agreement that are made by the Company. Without limiting the generality of the foregoing, the Company has not made, and shall not be deemed to have made, any representations and warranties in any presentation of the business of the Company in connection with the transactions contemplated hereby, and accordingly, no statement made in any such presentation shall be deemed a representation or warranty hereunder or otherwise. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations are not and shall not be deemed to be or to include representations or warranties of the Company. No Person has been authorized by the Company to make any representation or warranty relating to the Company, the business of the Company or otherwise in connection with the transactions contemplated hereby and, if made, such representation or warranty must not be relied upon as having been authorized by the Company.

ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1            Conduct of Business by the Company Pending the Merger. Except as contemplated by this Agreement, as set forth in the Company Letter or as expressly permitted by clauses (a) through (t) of this Section 4.1, during the Pre-Closing Period, the Company shall, and shall cause its Subsidiaries to, carry on its business in the ordinary course in substantially the same manner as currently conducted and, to the extent consistent therewith, use all commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it. In addition to and without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement or as set forth in the Company Letter, during the Pre-Closing Period the Company shall not, and shall cause its Subsidiaries not to, without the prior written consent of Buyer, which will not be unreasonably withheld or delayed, do or agree to do any of the following:

(a)           (i) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its shareholders in their capacity as such, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (other than the redemption or repurchase at cost of shares repurchased from employees upon termination of employment or in connection with the exercise of a Company Stock Option);

(b)           issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options (including options under the Company Stock Option Plans) to acquire any such shares, voting securities, equity equivalent or convertible securities, other than the issuance of Shares upon the exercise of Company Stock Options outstanding on the date of this Agreement in accordance with their current terms;

(c)           amend the Company Charter or any organizational documents of any of the Company’s Subsidiaries;

(d)           directly or indirectly acquire or agree to acquire by merging or consolidating with, or by purchasing any assets of or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, limited partnership, association or other business organization or entity or division thereof or otherwise acquire or agree to acquire any assets not in the ordinary course of business, except as allowed under Section 5.3;

(e)           alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of any Subsidiary of the Company (other than any wholly-owned Subsidiary or foreign Subsidiary that would be wholly owned but for a nominal number of director or similar shares being owned by a foreign national as required by the law of the jurisdiction of such foreign Subsidiary’s organization);

(f)            sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets, other than sales of inventory or other assets and other commercial transactions made in the ordinary course of business consistent with past practice;

(g)           incur any Indebtedness, guarantee any such Indebtedness or make any loans, advances or capital contributions to, or other investments in, any other Person (other than any Indebtedness entered into in the ordinary course of business consistent with past practice or pursuant to the terms of any Company Benefit Plan);

(h)           adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization, or otherwise permit its corporate existence, or any of the rights or franchises or any license, permit or authorization under which the business operates to be suspended, lapsed or revoked;

(i)            except as provided in Section 4.1(i) of the Company Letter or as otherwise provided in this Agreement, (i) hire additional employees (except for hirings in the ordinary course of business consistent with past practice of the Company) (ii) increase the compensation payable or to become payable to its directors, officers or key employees (except for increases in the ordinary course of business consistent with past practice of the Company for executive officers or key employees who are not officers of the Company or as was required under employment agreements in effect as of the date of the Company Balance Sheet Date), (iii) grant any severance or termination pay to, or enter into any employment or severance agreement with, any director or officer of the Company, or (iv) except as provided in (i), (ii) or (iii) of this Section 4.1(i) or except as may be required or appropriate to comply with Applicable Law, amend any Company Benefit Plan;

(j)            make any change to accounting policies or procedures (other than actions required to be taken by GAAP);

(k)           commence any litigation or proceeding with respect to any material Tax liability or settle or compromise any material Tax liability or commence any other material litigation or proceedings (other than for the routine collection of amounts owed) or settle or compromise any other material claims or litigation (other than in circumstances where (i) the costs of settlement are fully covered by insurance, existing loss reserves, or a combination of both, and (ii) the terms of settlement are limited to cash payment and customary releases);

(l)            except for sales of inventory and other commercial transactions in the ordinary course of business and the hiring of employees in the ordinary course of business as permitted in Section 4.1(i), enter into, renew, terminate or amend any Material Contract in any material respect;

(m)          pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent financial statements (or the notes thereto) of the Company included in the Financial Statements or incurred in the ordinary course of business consistent with past practice;

(n)           create or form any Subsidiary or make any other investment in another Person (other than short term investments for the purpose of cash management or as otherwise permitted in Section 4.1(g));

(o)           except as set forth in Section 4.1(o) of the Company Letter, make or authorize any capital expenditure or expenditures more than $500,000 in the aggregate in excess of amounts set forth in the Company’s capital budget as of the date hereof;

(p)           (i) enter into any license, distribution, marketing or sales agreements; (ii) enter into any commitment to any person to (A) develop software, (B) incorporate any software into any of the Company’s or its Subsidiaries’ products other than pursuant to valid license agreements executed in the ordinary course of business with royalty rates and license terms consistent with past practice, or (C) enter into any license, distributorship, or sales agreement that by its terms would purport to relate to any of the products of Buyer or its affiliates; (iii) sell, transfer or otherwise dispose of any Intellectual Property other than sales of its products and other non-exclusive licenses that are in the ordinary course of business and consistent with past practices, or (iv) grant “most favored nation” pricing to any Person, to the extent that any of the foregoing are not consistent with past business practice, provided, however, that with respect to the agreements described in clause (ii) (C) of this Section 4.1(p), in no event may any such agreement be an exclusive arrangement;

(q)           allow any insurance policy relating to the Company’s and its Subsidiaries’ business to be amended or terminated without replacing such policy with a policy providing at least substantially equal coverage, insuring comparable risks and issued by an insurance company financially comparable to the prior insurance company;

(r)            except as provided in Section 5.5, as provided in Section 4.1(r) of the Company Letter or otherwise pursuant to this Agreement, enter into or amend any contract, agreement, commitment or arrangement with any Affiliated Person;

(s)           enter into, modify, amend or terminate any agreement, or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released, or assigned would reasonably be expected to have a Material Adverse Effect; or

(t)            enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

ARTICLE V
ADDITIONAL AGREEMENTS

Section 5.1            Access to Information.

(a)           During the period from the date of this Agreement through the Effective Time (the “Pre-Closing Period”), upon reasonable notice, the Company and each of its Subsidiaries shall afford to Buyer and its accountants, counsel, financial advisors and other representatives of Buyer, reasonable access to the respective properties, offices, books and records of the Company and its Subsidiaries and, during such period, the Company shall, and shall cause its Subsidiaries to, make reasonably available to Buyer all personnel of the Company or its Subsidiaries knowledgeable about matters relevant to such inspections as reasonably requested by Buyer; provided, however, that any such access or furnishing of information shall be conducted at Buyer’s expense, during normal business hours, under the supervision of the Company’s or any of its Subsidiaries’ personnel and in such a manner as not unreasonably to interfere with the normal operations of the Company, any of its Subsidiaries or their respective businesses. Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to disclose any information to Buyer or its representatives if such disclosure would, in the Company’s reasonable discretion based upon advice of Company outside counsel, (i) jeopardize any attorney-client or other legal privilege, or (ii) contravene any Applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof. All information obtained by or on behalf of Buyer pursuant to this Section 5.1 shall be kept confidential in accordance with the letter agreement dated April 10, 2006 between Buyer and the Company (the “Confidentiality Agreement”).

(b)           The Company will, and will cause its Subsidiaries to, provide Buyer and its agents and representatives with reasonable access to its employees during normal working hours following the date of this Agreement, and after consultation with the Company, among other things, permit Buyer to deliver offers of continued employment contingent upon Closing and to provide information to such employees about Buyer; provided, that the Company and its agents and representatives shall review and approve any such information to be delivered to such employees and shall be permitted to participate in any and all such activities.

(c)           During the Pre-Closing Period, the Company shall, and shall cause its Subsidiaries to, permit Buyer’s senior officers to meet with the controller and other officers of the Company responsible for the Company’s financial statements and the internal controls of the Company and its Subsidiaries to discuss such matters as Buyer may deem necessary or appropriate for Buyer to satisfy its obligations under the Sarbanes-Oxley Act.

Section 5.2            Fees and Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement in accordance with its terms and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses, except as otherwise provided in Sections 7.5 and 7.6.

Section 5.3            Superior Proposals; No Solicitation, Etc.

(a)           Except as permitted under subparagraphs (b) or (e) below, from the date of this Agreement and until the earlier of the termination of this Agreement or the Effective Time, the Company shall, and shall cause its Subsidiaries and its and their respective officers, directors, employees, advisors, agents and representatives (collectively, the “Representatives”) to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons (other than Buyer, Acquisition Sub, and their respective Representatives) conducted heretofore with respect to any Proposal or Alternative Transaction and request and obtain the prompt return or destruction of all confidential information previously furnished in connection therewith. Except as permitted under subparagraphs (b) or (e) below, the Company will not, and will cause its Subsidiaries not to, release any third party from, or waive any rights under, the confidentiality and stand still provisions of any agreement to which the Company or its Subsidiaries is a party or becomes a party and will enforce the Company’s and its Subsidiaries’ rights under such agreements. The Company shall not, nor shall it authorize or permit any of its Subsidiaries or any of its Representatives to (directly or indirectly through another person) (i) solicit, initiate, facilitate or knowingly encourage any Proposal or any Alternative Transaction, or (ii) enter into or otherwise directly or indirectly participate in any discussions (other than with Buyer, Acquisition Sub or their respective Representatives) or negotiations with respect to, or furnish to any Person any information with respect or in response to, any Proposal or Alternative Transaction.

(b)           Notwithstanding Section 5.3(a), at any time prior to obtaining Company Shareholder Approval, the Company Board may, subject to compliance with the other terms of this Section 5.3, (i) in respect to any tender offer, take and disclose a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act; (ii) make any other disclosure to the Company’s shareholders when the Company is advised by outside legal counsel that the failure to make such disclosure is reasonably likely to result in a breach of the fiduciary duties of the Company Board under

Applicable Laws and that is not in violation of this Section 5.3(b); and (iii) in response to a bona fide written Proposal which was made after the date hereof and did not result from a breach of this Section 5.3, (A) inform any third party of the terms of this Section 5.3, including making a copy of this Section 5.3 available to any third party, (B) furnish public or non-public information with respect to the Company and any Subsidiary to the Person making the Proposal, subject to first entering into a confidentiality agreement with the Person making the Proposal (which confidentiality agreement includes confidentiality provisions no less restrictive than those attached hereto as Schedule A and provided all such information furnished to such person has previously been disclosed to Buyer), and (C) participate in discussions and negotiations with respect to such Proposal if and only to the extent that, in the case of both clauses (B) and (C), the Company Board shall have determined in good faith (after consultation with its outside legal counsel) that the failure to do so is reasonably likely to result in a breach of its fiduciary duties under Applicable Laws, and, in the case of clause (C), the Company Board shall have determined in good faith that such Proposal constitutes or is reasonably likely to lead to a Superior Proposal.

(c)           As used in this Agreement:

(i)            “Alternative Transaction” means any of (A) a transaction or series of transactions pursuant to which any Person (or group of Persons) other than Parent, Buyer or Acquisition Sub, directly or indirectly, acquires or would acquire more than fifteen percent (15%) of any class of equity securities of the Company, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (B) any transaction or series of transactions pursuant to which any Person (or group of Persons) other than Parent, Buyer or Acquisition Sub acquires or would acquire control of assets (including for this purpose the outstanding equity securities of any Subsidiary of the Company) representing more than fifteen percent (15%) of the fair market value of all the assets, net revenues or net income of the Company and its Subsidiaries on a consolidated basis immediately prior to such transaction or transactions, or (C) any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction or series of transactions involving the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement, as a result of which the holders of Shares immediately prior to such transaction or transactions do not, in the aggregate, own at least eighty-five percent (85%) of the outstanding shares of capital stock and outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof;

(ii)           “Proposal” means an offer from a third party or parties to enter into an Alternative Transaction, or any inquiry, proposal or offer that might reasonably be expected to lead to an Alternative Transaction; and

(iii)          “Superior Proposal” means a proposed Alternative Transaction that if consummated would result in such third party (or the holders of its equity) owning, directly or indirectly, more than eighty percent (80%) of the Shares then outstanding (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, which the Company Board determines in good faith (after consultation with Raymond James & Associates, Inc., or another financial advisor of nationally recognized reputation) (A) to be more favorable to the shareholders of the Company from a financial point of view than the Merger and the transactions contemplated by this Agreement (taking into account all the terms and conditions of such Superior Proposal and this Agreement, including any changes to the financial terms of this Agreement proposed by Buyer in response to such offer or otherwise), and (B) to be reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such Alternative Transaction.

(d)           In addition to the other obligations of the Company set forth in this Section 5.3, the Company shall promptly (and in no event later than within twenty-four (24) hours) after receipt of a Proposal notify Buyer orally and in writing of the receipt of a Proposal, the terms and conditions of any such Proposal (which shall include any changes thereto and the identity of the Person making the Proposal) and of any discussions, explorations or negotiations sought to be entered into or continued by such person with the Company, any of its Subsidiaries, or any of their Representatives. The Company shall provide Buyer with updates on a reasonably current basis, and in any event at least once every two (2) calendar days, of the status (including any change to the terms and conditions thereof) of any such Proposal and any decision to furnish information or participate in discussions or negotiations as permitted by Section 5.3(b).

(e)           Neither the Company Board nor any committee thereof will: (i) (A) withdraw (or modify in a manner adverse to Buyer) the recommendation by the Company Board or any such committee in favor of this Agreement and the Merger, (B) determine that this Agreement or the Merger is no longer advisable, (C) recommend that the shareholders of the Company reject this Agreement or the Merger, or (D) resolve, agree or propose publicly to take any such actions; (ii) adopt or approve (or recommend the adoption or approval of) any Proposal or Alternative Transaction, or withdraw its approval of this Agreement or the Merger, or resolve or agree to take any such actions; (iii) without limiting Section 5.3(e)(i), propose publicly to adopt or approve any Proposal or Alternative Transaction, or propose publicly to withdraw its approval of this Agreement or the Merger or resolve or agree to take any such actions; (iv) fail to (A) include in the Proxy Statement the unanimous recommendation of the Company Board in favor of the adoption and approval of the Agreement and the approval of the Merger, (B) reaffirm (publicly, if so requested) its unanimous recommendation in favor of the adoption and approval of the Agreement and the approval of the Merger within five (5) calendar days after Buyer requests in writing that such unanimous recommendation be affirmed, or (C) send to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after a tender or exchange offer relating to its securities by a Person is first published, sent or given, a statement disclosing that the Company Board unanimously recommends rejection of such tender or exchange offer; or (v) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or another agreement constituting or related to an Alternative Transaction or Proposal (each, an “Alternative Acquisition Agreement”) (other than a confidentiality agreement referred to in Section 5.3(b)) or resolve or agree to take any such actions (each Company Board or committee action set forth in clauses (i)-(v) of this Section 5.3(e) being referred to herein as a “Company Adverse Recommendation Change”), unless such Alternative Transaction or Proposal is determined by the Company Board to constitute a Superior Proposal and the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to effect a Company Adverse Recommendation Change is reasonably likely to result in a breach of its fiduciary duties under Applicable Laws, in which case, the Company Board may effect a Company Adverse Recommendation Change, and may terminate this Agreement pursuant to Section 7.1(g) and substantially concurrently therewith enter into a binding Alternative Acquisition Agreement containing the terms of a Superior Proposal; provided, however, that the Company may not exercise its right to effect a Company Adverse Recommendation Change or to terminate this Agreement pursuant to Section 7.1(g): (x) until after the third (3rd) business day following Buyer’s receipt of written notice from the Company advising Buyer that the Company Board has received a Superior Proposal and that the Company Board will, subject to any action taken by Buyer pursuant to this Section 5.3(e), cause the Company to accept such Superior Proposal, which notice shall specify in reasonable detail the reasons such Superior Proposal is more favorable to the shareholders of the Company than the transactions contemplated by this Agreement and to which shall be attached the most current version of the agreement relating to such Superior Proposal (a “Notice of Superior Proposal”) (it being understood and agreed that any amendment to the price or any other material term of a Superior Proposal will require a new Notice of Superior Proposal and a new three (3) day period), and (y) unless after such third (3rd) business day such Superior Proposal remains a Superior Proposal after taking into account any changes to the terms of this Agreement proposed by Buyer in response to such Notice of Superior Proposal. Notwithstanding the foregoing, unless and until this Agreement is terminated in accordance with Section 7.1(f) or 7.1(g), nothing in this Section 5.3 will affect the rights and obligations of the Company and of Parent, Buyer or Acquisition Sub under any other provision of this Agreement, including the obligation of the Company to seek the Company Shareholder Approval pursuant to Section 5.6.

Section 5.4            Cooperation.

(a)           Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things reasonably necessary, proper or advisable under Applicable Law to consummate and make effective the transactions contemplated by this Agreement, including using all commercially reasonable efforts to do the following:  (i) cooperate in the preparation and filing of any filings or notifications that must be made under the HSR Act or otherwise to any Governmental Entities; (ii) cooperate in the preparation and filing of the Proxy Statement, and any amendments thereto; (iii) obtain consents of all third parties and Governmental Entities necessary, proper, advisable or reasonably requested by Buyer or the Company, for the consummation of the transactions contemplated by this Agreement and keep Buyer reasonably informed of the status of such consents; and (iv) contest and/or resolve any legal proceeding relating to the Merger (provided that if there is or may be a conflict between this clause (iv) and Section 5.4(c), then the provisions of Section 5.4(c) are applicable). If at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement, the proper officers and directors of each party hereto shall take all such necessary action.

(b)           Buyer and the Company will reasonably consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, letters, white papers, memoranda, briefs, arguments, opinions or proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any foreign, federal, or state antitrust, competition, or fair trade law. In this regard, but without limitation, each party hereto shall inform the other of any material communication between such party and any Governmental Entity, including the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, or any other federal, foreign or state antitrust or competition Governmental Entity, regarding the transactions contemplated herein and permit the other party to review in advance any proposed communication by such party to any such Governmental Entity. Neither party shall agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate at such meeting. The parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods. The parties will provide each other with copies of all correspondence, filings or written communications between them or any of their Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby and thereby, except to the extent such disclosure would (i) jeopardize any attorney-client or other legal privilege, or (ii) contravene any Applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof.

(c)           Notwithstanding any other provision of this Agreement, Buyer is and shall be under no obligation to take any action to resolve any objections, or to contest, minimize, avoid or eliminate any impediment, so as to obtain clearance under any antitrust, competition or trade regulation law that may be raised or asserted by any United States or non-United States governmental, regulatory or administrative antitrust authority or any other Person that might prevent the parties from closing the transactions contemplated by this Agreement. Without limiting the foregoing, the Buyer need not take or agree to any action that involves or might involve effecting the sale, divesture or disposition of any of the assets, properties or businesses of any of Buyer, any of its affiliates, the Company or any of its Subsidiaries, or the imposition of any limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets and properties.

Section 5.5            Company Stock Options. The Company shall, prior to the Effective Time, take all action necessary to effectuate the treatment of Company Stock Options set forth in Section 1.10.

Section 5.6            Shareholder Approval; Shareholder Statement. Subject to Section 5.3(e) of this Agreement, the Company shall call and hold a meeting of its shareholders (the “Company Shareholder Meeting”) for the purpose of obtaining, and shall use its reasonable best efforts to obtain, the Company Shareholder Approval. The Company Board will unreservedly and unanimously recommend that the shareholders of the Company vote in favor of the approval and adoption of this Agreement and the Merger, subject to Section 5.3(e) of this Agreement.

Section 5.7            Public Announcement. Buyer and the Company will not issue any press release with respect to the transactions contemplated by this Agreement or otherwise issue any written public statements with respect to such transactions without prior consultation with the other party, except as may be required by Applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange.

Section 5.8            Notification of Certain Matters.

(a)           Between the date of this Agreement and the Effective Time, Buyer shall use its reasonable efforts to give prompt notice to the Company, and the Company shall use its reasonable efforts to give prompt notice to Buyer, of:  (i) the occurrence or non-occurrence of any event of which it is aware and which would be reasonably likely to cause (A) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or (B) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied in all material respects, (ii) any failure of Buyer or the Company in any material respect to comply in a timely manner with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, or (iii) any change or event which has had or would be reasonably likely to have a Material Adverse Effect; provided, however, that the delivery of any notice pursuant to this Section 5.8 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(b)           The Company shall have the right from time to time prior to the Closing Date to supplement or amend the Company Letter with respect only to any event, condition or matter arising after the execution of this Agreement which, if existing at the date of this Agreement, would have been required to be set forth or described in the Company Letter. Any such supplemental or amended disclosure shall be deemed to cure any breach of any representation or warranty made in this Agreement for purposes of determining whether or not the conditions set forth in Article VI have been satisfied; provided that, if such event, condition or matter has had or would reasonably be expected to have a Material Adverse Effect, Buyer shall have the right to terminate this Agreement by providing written notice of such termination to the Company within ten (10) days of receipt of such supplement or amendment. If Buyer fails to terminate this Agreement in accordance with the immediately preceding sentence within such ten (10) day period, (i) the supplement or amendment shall be deemed accepted by Parent, Buyer and Acquisition Sub, (ii) any breach of any representation or warranty made in this Agreement caused by the event, condition or matter disclosed in the supplement or amendment shall be deemed to have been waived by Parent, Buyer and Acquisition Sub, and (iii) the Company Letter shall be deemed to be supplemented or amended in accordance therewith.

Section 5.9            Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or any of the other transactions contemplated by this Agreement, the Company and the Company Board shall promptly grant such approvals and take such lawful actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or by the Merger and otherwise take such lawful actions to eliminate or minimize the effects of such Takeover Statute on such transactions.

Section 5.10         Indemnification.

(a)           From and after the Closing Parent and Buyer shall assume, be jointly and severally liable for, and honor, guarantee and stand surety for, and shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.10, without limit as to time. After the Effective Time, each of Buyer and the Surviving Corporation will indemnify and hold harmless (including advancement of expenses) the current and former directors and officers of the Company in respect of acts or omissions occurring on or prior to the Effective Time, including the authorization of this Agreement and the transactions contemplated hereby, to the maximum extent permitted by Applicable Law or provided in the Company Charter and any indemnity agreements, all as in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law. Parent and Buyer will cause the Surviving Corporation to maintain in effect tail coverage that the Company has purchased in connection with the current policies of the directors’ and officers’ liability insurance maintained by the Company (the “D&O Insurance”). If the D&O Insurance cannot be maintained, expires or is terminated or cancelled during a period of not less than six (6) years from and after the Effective Time, Parent, Buyer and the Surviving Corporation will cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of twice the amount per annum the Company paid in its last full fiscal year, on terms and conditions substantially similar to the existing D&O Insurance.

(b)           In the event Buyer or the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, then, and in each such case, to the extent necessary to effectuate the purposes of this Section 5.10, proper provision shall be made so that the successors and assigns of Buyer and the Surviving Corporation assume the obligations set forth in this Section 5.10; provided that, in the case of any such assignment by Buyer or the Surviving Corporation, Buyer and the Surviving Corporation shall remain liable for all of their respective obligations under this Agreement. In addition, if the Surviving Corporation is financially unable to satisfy its indemnification obligations under this Section 5.10, Buyer shall be deemed to have assumed and therefore be obligated to discharge such indemnification obligations to the same extent that the Surviving Corporation is so obligated.

Section 5.11         Section 16 Matters. Buyer, Acquisition Sub and the Company agree to cooperate fully in the structuring and timing of any dispositions and acquisitions of equity securities by directors and officers (as defined in Rule 16a-1 under the Exchange Act) of the Company pursuant to the transactions contemplated by this Agreement and to take, and cause their respective boards of directors or compensation committees to take, prior to the Effective Time, any and all such actions as may be reasonably necessary to afford an exemption from liability under Section 16(b) of the Exchange Act for such acquisitions and dispositions.

Section 5.12         Employee Benefit Matters.

(a)           The Surviving Corporation shall provide the Company Employees retained by the Surviving Corporation with employee benefits no less favorable in the aggregate than the better of (i) benefits provided to Buyer’s similarly situated employees and (ii) benefits provided to Company Employees under the Company Benefit Plans and Company Benefit Agreements; provided that the Surviving Corporation shall be under no obligation to retain any Company Employee or group of Company Employees (subject to Applicable Law and the severance terms or other provisions of existing employment agreements), and provided that clause (ii) above shall terminate six (6) months after the Closing Date. With respect to each employee benefit plan of Buyer or the Surviving Corporation (collectively, “Buyer Benefit Plan”) in which Company Employees participate after the Effective Time, for all purposes (other than benefit accrual under a defined benefit pension plan), including for purposes of entitlement to severance benefits and vacation or other leave entitlement, service with the Company (or predecessor employers to the extent the Company provides past service credit) shall be treated as service with Buyer and the Surviving Corporation; provided, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or to the extent that such service was not recognized under the corresponding Company Benefit Plan, nor shall it be recognized with respect to any equity incentive award granted on or after the Closing Date. To the extent (A) permitted by Applicable Law and (B) that Company Employees are covered by the Buyer Benefit Plan, Buyer shall cause any and all pre-existing conditions, eligibility waiting periods and evidence of insurability requirements under the Buyer Benefit Plan to be waived with respect to such Company Employees and their eligible dependents and shall provide them with credit for any co-payments, deductibles, and offsets (or similar payments) made during the plan year including the Effective Time for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Buyer Benefit Plan in which they are eligible to participate after the Effective Time.

(b)           The parties hereto acknowledge and agree that all provisions contained in this Section 5.12 with respect to employees are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other person, including any employees, former employees, any participant in any Company Benefit Plan or any beneficiary thereof or (ii) to continued employment with the Company, the Surviving Corporation or Buyer. After the Effective Time, nothing contained in this Section 5.12 shall interfere with Buyer’s or the Surviving Corporation’s right to amend, modify or terminate any Company Benefit Plan or Buyer Benefit Plan in accordance with Applicable Law and the terms of such plans, or to terminate the employment of any employee of the Company or the Surviving Corporation for any reason. In the event the Company’ 401(k) plan is terminated, participants in such plan shall be offered the opportunity to transfer or make a direct rollover of any distribution from such Company 401(k) plan into a Buyer Benefit Plan that is a qualified retirement plan and such transfer or rollover may include outstanding participant loans (to the extent permitted by such Buyer Benefit Plan).

ARTICLE VI
CONDITIONS PRECEDENT TO THE MERGER

Section 6.1            Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of each of the following conditions:

(a)           Shareholder Approval. This Agreement shall have been duly approved and adopted by the requisite vote of the shareholders of the Company in accordance with Applicable Law and the Company Charter.

(b)           HSR, Etc. Approvals. The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act or any other material foreign, federal or state antitrust, competition or fair trade law shall have expired or been terminated, or in the case of foreign law, approval shall have been obtained.

(c)           No Proceeding. There shall not be threatened or pending any suit, action, proceeding or investigation by a Governmental Entity seeking to restrain or prohibit the consummation of the Merger or the performance of any of the transactions contemplated by this Agreement.

(d)           No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

Section 6.2            Conditions to the Company’s Obligation to Effect the Merger. The obligations of the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of the following conditions, any of which may be waived in writing by the Company in its sole discretion:

(a)           Representations. The representations and warranties of Buyer made in this Agreement or any certificate delivered pursuant hereto shall be true and correct both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “material adverse effect” set forth therein) has not materially impaired and would not materially impair the ability of Parent, Buyer and Acquisition Sub to perform their respective obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

(b)           Performance. Buyer shall have performed all obligations and agreements in all material respects and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.

(c)           Certificate. The Company shall have received from Buyer a certificate to the effect set forth in Sections 6.2(a) and (b), signed by a duly authorized officer thereof.

Section 6.3            Conditions to Buyer’s Obligation to Effect the Merger. The obligations of Parent, Acquisition Sub, and Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Parent, Buyer, Acquisition Sub in its sole discretion:

(a)           Representations. (i) The representations and warranties of the Company made in Sections 3.2 (a) and (b), 3.3(a), 3.4, 3.10 and 3.11(b)(iii) and (iv) of this Agreement, or any certificate delivered pursuant hereto in respect of such Sections, shall be true and correct both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except in either case where the failure to be true and correct is not material (without giving further effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein); and (ii) all the other representations and warranties of the Company made in this Agreement, or any certificate delivered pursuant hereto and in respect of such other representations and warranties, shall be true and correct both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) has not had and would not reasonably be expected to have a Material Adverse Effect.

 (b)          Performance. The Company shall have performed all obligations and agreements in all material respects and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.

(c)           Appraisal Rights. The Company shall not have received any notice that holders, which alone or in the aggregate own or beneficially own five percent (5%) or more of the Shares then outstanding, have purported to assert appraisal rights.

(d)           Certificate. Buyer shall have received from the Company a certificate to the effect set forth in Sections 6.3(a), (b) and (c), signed by a duly authorized officer thereof.

(e)           No MAE. No Material Adverse Effect shall have occurred or shall be reasonably expected to occur.

(f)            Proceedings. There shall not be threatened or pending any suit, action, proceeding or investigation by a Governmental Entity or any other Person (i) seeking to prohibit or impose any material limitations on the ownership or operation of the properties or business of Parent, Buyer, Acquisition Sub, the Company or any of their respective Subsidiaries or affiliates, or (ii) which has the effect, or is reasonably likely to have the effect, directly or indirectly, of (A) limiting in a material way the reasonably expected benefits of the Merger for Buyer, (B) compelling the sale, divestiture or disposition of any of Parent’s, Buyer’s, Acquisition Sub’s, the Company’s or any of their Subsidiaries’ or affiliates’ assets, properties or business where such would reasonably likely be materially adverse, or (C) imposing any material limitation on the ability of any of Parent, Buyer, Acquisition Sub, the Company, or any of their respective Subsidiaries or affiliates to conduct their business or to own or exercise control of such assets, properties and business.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

Section 7.1            Termination. This Agreement may be terminated at any time prior to the Closing Date by action taken or authorized by the Board of Directors of the terminating party in accordance with the following:

(a)           by mutual written consent of Buyer and the Company;

(b)           by either Buyer or the Company, upon written notice to the other party, if any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, decree or ruling permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, that the party so requesting termination shall have complied with Section 5.4;

(c)           by either Buyer or the Company if the Merger shall not have been consummated prior to October 31, 2006; provided, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of the failure of such condition to be satisfied on or prior to such date;

(d)           by the Company if:  (i) the Company is not in material breach of any of its representations, warranties or covenants under this Agreement and (ii) Parent, Buyer or Acquisition Sub breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement or any certificate delivered pursuant hereto and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1 or 6.2, (B) in the case of a breach or failure capable of being cured, has not been cured within twenty (20) days following delivery of written notice of such breach or failure to perform, and (C) has not been waived by the Company;

(e)           by Buyer:  (i) if Buyer is not in material breach of any of its representations, warranties or covenants under this Agreement and the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1 or 6.3, (B) in the case of a breach capable of being cured, has not been cured within twenty (20) days following delivery of written notice of such breach or failure to perform, and (C) has not been waived by Buyer; or (ii) in accordance with Section 5.8(b);

(f)            by Buyer, if there shall have been a Company Adverse Recommendation Change;

(g)           by the Company at such time as there shall have been a Company Adverse Recommendation Change in response to a Superior Proposal and after compliance with Section 5.3(e);

(h)           by Buyer or the Company if, upon a vote thereon at the Company Shareholder Meeting or any postponement or adjournment thereof, this Agreement shall not have been adopted by the Company Shareholder Approval;

(i)            by Buyer, if there shall have been a Material Adverse Effect; or

(j)            by Buyer, if a material breach by the Company of Section 5.3 or 5.6 shall have occurred.

The party seeking to terminate this Agreement pursuant to this Section 7.1 (other than Section 7.1(a)) shall give written notice of such termination to the other party.

Section 7.2            Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability hereunder on the part of the Company, Parent, Buyer, Acquisition Sub or their respective officers or directors (except for the last sentence of Section 5.1(a), Section 5.2, Section 5.7, this Section 7.2,

Sections 7.5, 7.6 and 7.7, and Article VIII, each of which shall survive the termination); provided, however, that nothing contained in this Section 7.2 shall relieve any party from any liability for any breach of a representation, warranty, or covenant contained in this Agreement prior to such termination.

Section 7.3            Amendment. Subject to compliance with Applicable Law, this Agreement may be amended by the Company and Buyer (on behalf of itself, Acquisition Sub and Parent), by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Company, except that after any approval of the transactions contemplated by this Agreement by the shareholders of the Company, there may not be, without further approval of such shareholders, any amendment of this Agreement that reduces the amount or changes the form of the consideration to be delivered under this Agreement to the holders of the Shares, other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 7.4            Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto by the other party, and (c) waive compliance with any of the agreements or conditions contained herein for the benefit of such party which may legally be waived. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 7.5            Company Termination Fees.

(a)           The Company will pay to Buyer, by wire transfer of immediately available funds, an amount equal to Ten Million Nine Hundred Fifty Thousand Dollars ($10,950,000.00) (the “Termination Fee”) if this Agreement is terminated by Buyer pursuant to Section 7.1(f) or by the Company pursuant to Section 7.1(g). Payment of the Termination Fee shall be made by wire transfer immediately at the effective time of termination upon termination by the Company pursuant to Section 7.1(g), and shall be made by wire transfer within five (5) business days following the date of termination upon termination by Buyer pursuant to Section 7.1(f).

(b)           In the event that (i) this Agreement is terminated by Buyer or the Company pursuant to Section 7.1(c), other than because of the failure to satisfy Section 6.1(b) where the failure was not due to a breach of this Agreement, or is terminated by Buyer or the Company pursuant to Section 7.1(h), or is terminated by Buyer pursuant to any of Sections 7.1(e), 7.1(i), or 7.1(j); (ii) at any time after the date of this Agreement and prior to the Company Shareholder Meeting, a potential Alternative Transaction shall have been made known to the Company (privately or otherwise) or publicly disclosed by any Person; and (iii) within fifteen (15) months after termination pursuant to Section 7.1(c), 7.1(e), 7.1(h), 7.1(i) or 7.1(j) the Company consummates any Alternative Transaction then the Company shall pay the Termination Fee (minus the amount, if any, previously paid pursuant to Section 7.5(c)) to Buyer, by wire transfer of same day funds, upon consummation of the transaction in respect of the Alternative Transaction, as may be applicable (provided that for purposes of this Section 7.5(b), the term “Alternative Transaction” shall have the meaning assigned in Section 5.3(c), except that the references to “more than fifteen percent (15%)” shall be deemed to be references to “more than fifty percent (50%)”).

(c)           (i) If this Agreement is terminated by Buyer or the Company pursuant to Section 7.1(h), then the Company shall pay Buyer an amount equal to one-third (1/3) of the Termination Fee; and (ii) If this Agreement is terminated by Buyer pursuant to Section 7.1 (j), then the Company shall pay Buyer an amount equal to the sum of (A) the Buyer’s Expenses (not to exceed Three Million Dollars ($3,000,000.00) in the aggregate) for which Buyer has not theretofore been reimbursed by the Company and (B) one-third (1/3) of the Termination Fee.

Section 7.6            Buyer Termination Fees. In the event this Agreement is terminated by the Company pursuant to Section 7.1(d), then Buyer shall pay the Company an amount equal to the sum of the Company’s Expenses, not to exceed One Million Five Hundred Dollars ($1,500,000.00) in the aggregate.

Section 7.7            Expenses. The term “Expenses” includes all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, expert and consultants to a party and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, analysis, preparation, negotiation, execution and performance of this Agreement, the Proxy Statement and the transactions contemplated hereby. Company’s payment of the Expenses and the fee provided for in Section 7.5(c) shall be made within two (2) business days after delivery to the Company of notice of demand for payment and a documented itemization setting forth in reasonable detail all Buyer’s Expenses (which itemization may be supplemented and updated from time to time by Buyer until the ninetieth (90th) day after Buyer delivers such notice of demand for payment). Buyer’s payment of the Company’s Expenses pursuant to Section 7.6 shall be made within two (2) business days after delivery to Buyer of notice of demand for payment and a documented itemization setting forth in reasonable detail all the Company’s Expenses (which itemization may be supplemented and updated from time to time by the Company until the ninetieth (90th) day after the Company delivers such notice of demand for payment).

Section 7.8            Interest. If not paid when due, amounts payable pursuant to Sections 7.5 and 7.6 shall bear interest at the rate of ten percent (10%) per annum or the highest rate allowed by law, whichever is less, together with all reasonable costs of collection. The Company and Buyer acknowledge that the agreements contained in Sections 7.5 and 7.6: (a) reflect reasonable compensation to the Company and Buyer respectively for undertaking the transactions contemplated hereby and risking the loss of benefits of the transaction under the circumstances contemplated by this Sections 7.5 and 7.6 respectively, (b) were agreed for the purpose of inducing Buyer and the Company, respectively, to execute this Agreement and undertake its obligations hereunder, and (c) are an integral part of the transactions contemplated by this Agreement, and without these agreements, the Company and Buyer would not have entered into this Agreement. Payment of the fees and expenses described in Sections 7.5 and 7.6 shall not be in lieu of damages incurred in the event of breach of this Agreement.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.1            Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon electronic confirmation of delivery by facsimile, or otherwise, (b) on the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)           if to Parent, Buyer or Acquisition Sub, to:

President
HID Global Corporation

9292 Jeronimo Road

Irvine, CA 92618
Attn: Denis Hebert
Facsimile: 949-598-1680

with a copy (which shall not constitute notice) to:

General Counsel

Assa Abloy AB

Box 70340, 107 23 Stockholm

Besöksadress

Klarabergsviadukten 90
Attn:  Jacob Wahlberg

 Facsimile: +46 (0) 8 506 485 87

and

Wiggin and Dana LLP

One Century Tower

265 Church Street

New Haven, CT 06510-1832

Attn:  D. Terence Jones, Esq.

Facsimile:  203-782-2889

 (b)          if to the Company, to:

Fargo Electronics, Inc.

6533 Flying Cloud Drive

Eden Prairie, MN 55344
Attn: Jeffrey Upin
Facsimile: 952-946-8412

with a copy (which shall not constitute notice) to:

Oppenheimer Wolff & Donnelly LLP
45 S. 7th Street

Suite 3300, Plaza VII

Minneapolis, MN 55402

Attn:  Bruce A. Machmeier, Esq.

Facsimile: 612-607-7100

Any party hereto may give any notice, request, demand, claim or other communication hereunder using any other means (including ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the individual for whom it is intended.

Section 8.2            Interpretation.

(a)           When a reference is made in this Agreement to a paragraph, section, article or exhibit, such reference shall be to a paragraph, section, article or exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any exhibit or schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Whenever the words “include,” “includes” or “including” and words of similar import are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  This Agreement has been negotiated and written in the English language and the English text hereof shall be the controlling text in the event of any discrepancy that may exist between the English text and any translation therefrom. The parties agree that this Agreement shall be interpreted according to its plain meaning and not strictly for or against any party. No party to this Agreement has relied upon the advice of any other party or that party’s agents as to the legal, tax or other consequences of this Agreement. Prior drafts of this Agreement shall not be used in order to interpret or construe any provisions or terms of this Agreement.

(b)           “Subsidiary” means any corporation, partnership, limited liability company, joint venture or other legal entity of which Buyer or Company, as the case may be (either alone or through or together with any other Subsidiary), owns or controls, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other legal entity.

(c)           “Person” means any individual, corporation, partnership, limited partnership, limited liability company, trust, association or entity or Governmental Entity or authority.

(d)           “Applicable Laws” or “Applicable Law” means, with respect to any Person, any domestic or foreign, federal, state or local statute, law, ordinance, rule, regulation, order, writ, injunction, judgment, decree, executive order, or other requirement of any Governmental Entity existing as of the date hereof or as of the Effective Time applicable to such Person or any of its properties, assets, officers, directors, employees, consultants or agents.

(e)           “affiliate” means a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.

(f)            “business day” means any day other than a day on which the SEC is closed.

(g)           “Indebtedness” means, without duplication, (i) all obligations for borrowed money (including unfunded credit commitments), (ii) all other obligations generally recognized as indebtedness (whether or not evidenced by notes, bonds, debentures or similar instruments) whether matured or unmatured, liquidated or unliquidated, direct or indirect, absolute or contingent, joint or several or secured or unsecured, but excluding in any event any trade accounts payable in the ordinary course of business, (iii) any reimbursement obligations in respect of letters of credit, surety bonds or obligations in respect of bankers acceptances, whether or not matured, (iv) all obligations to pay the deferred purchase price of property or services, except trade accounts payable and accrued commercial or trade liabilities arising in the ordinary course of business, (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), and (vi) all capital lease obligations; provided, however, that “Indebtedness” shall not include any intercompany obligation between or among the Company and its Subsidiaries.

(h)           “knowledge,” with respect to (i) the Company shall mean the actual, conscious knowledge of the executive officers of the Company, and (ii) Parent, Buyer or Acquisition Sub shall mean the actual, conscious knowledge of the officers of Parent, Buyer or Acquisition Sub involved in the negotiation and execution of this Agreement.

(i)            “Material Adverse Effect” means any Event or series of Events, individually or in the aggregate, that has been or that could reasonably be expected to:  (i) be materially adverse to the business, operations, or condition (financial or otherwise, including the capitalization, assets (including intangible assets), liabilities, operations, revenues, results of operations, cash flow or prospects) of the Company and its Subsidiaries, taken as a whole, but shall not include any of the foregoing caused by, arising out of, related to or otherwise attributable to: (A) economic, political, or regulatory conditions generally affecting the industry in which the Company and its Subsidiaries operate to the extent that such do not disproportionately affect the Company; (B) any change in Applicable Laws or GAAP, (C) the announcement or pendency of the Merger; (D) the Company’s compliance with its obligations, or the satisfaction of the conditions to the Merger, set forth in this Agreement; (E) any action taken by the Company or any of its Subsidiaries with the prior written consent of Buyer; (F) Buyer’s refusal to permit the Company upon Company’s good faith request to Buyer to take any of the actions set forth in Section 4.1, (G) the payment of any amounts due to, or the provision of any other benefits to, any officers or employees under employment contracts, non-competition agreements, employee benefit plans, severance arrangements or other arrangements in existence on the date of this Agreement and discussed hereunder or disclosed in the Company Letter, subject to Section 5.8(b); or (H) any fact disclosed in the Company Letter, subject to Section 5.8(b); or (ii) prevent or materially delay or impair the ability of the Company to consummate the transactions contemplated in this Agreement.

Section 8.3            Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. A facsimile signature of this Agreement, any ancillary agreements, or any amendments thereto shall be valid and have the same force and effect as a manually signed original.

Section 8.4            Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto and the Company Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements, arrangements, communications and understandings, both written and oral, among the parties with respect to the subject matter hereof. Except pursuant to Section 5.10, this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. For the avoidance of doubt, shareholders of Buyer and the Company are not third party beneficiaries under this Agreement and shall have no right to rely on the representations and warranties contained herein as characterizations of the actual state of facts or condition of the Company or any of its Subsidiaries.

Section 8.5            Nonsurvival of Representations, Warranties and Covenants. The respective representations, warranties and covenants of the Company and Parent, Buyer and Acquisition Sub contained in this Agreement and any certificate delivered pursuant hereto shall terminate at, and not survive, the Closing Date; provided that this Section shall not limit any covenant or agreement of the parties that by its terms requires performance after the Closing, including Section 5.10 and Section 5.12.

Section 8.6            Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the conflicts of laws provisions thereof that would apply the laws of any other state.

Section 8.7            Consent to Jurisdiction; Waiver of Jury Trial.

(a)           Except as otherwise expressly provided in this Agreement, the parties hereto agree that any action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Delaware Court of Chancery, and each of the parties hereby irrevocably consents to the jurisdiction of such court (and of the appropriate appellate courts therefrom) in any such action and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such action in such court or that any such action which is brought in such court has been brought in an inconvenient forum. Process in any such action may be served on any party anywhere in the world, whether within or without the jurisdiction of such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in this Section 8.7(a) shall be deemed effective service of process on such party.

(b)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation seek to invalidate the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily, and (iv) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.7(b).

(c)           In any dispute, whether resolved by litigation or other dispute resolution mechanism, arising from or related to this Agreement or the transactions contemplated herein, the substantially prevailing party shall be entitled to recover from the other party (as part of the arbitral award or order) its reasonable attorneys’ fees and other costs of the resolution of such dispute.

Section 8.8            Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors or assigns.

Section 8.9            Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

Section 8.10         Performance by Sub and Buyer. Parent hereby agrees to cause Buyer to comply with its obligations hereunder and whenever this Agreement requires Buyer to take any action, such requirement shall be deemed to include an undertaking of Parent to cause Buyer to take such action. Parent and Buyer hereby jointly and severally agree to cause Acquisition Sub to comply with its obligations hereunder and to cause Acquisition Sub to consummate the Merger as contemplated herein and whenever this Agreement requires Acquisition Sub to take any action, such requirement shall be deemed to include an undertaking of Parent and Buyer to cause Acquisition Sub to take such action.

Section 8.11         Other Remedies; Specific Performance. Notwithstanding the payments provided for in Sections 7.5 and 7.6:

(a)           any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy; and

(b)           the parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached; accordingly, the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and each party hereby waives any requirement to post a bond or other security in connection with any such proceeding.

Section 8.12         Defined Terms. Each of the following terms is defined in the Section identified below:

Acquisition Sub	Preamble
affiliate	Section 8.2(e)
Affiliated Person	Section 3.19(a)
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.3(e)
Alternative Transaction	Section 5.3(c)(i)

Applicable Laws	Section 8.2(d)
Appraisal Shareholder	Section 1.8(e)
Appraisal Shares	Section 1.8(e)
business day	Section 8.2(f)
Buyer	Preamble
Buyer Benefit Plan	Section 5.12(a)
Certificate of Merger	Section 1.2
Certificates	Section 1.9(b)
Closing	Section 1.3
Closing Date	Section 1.3
Code	Section 1.12
Commonly Controlled Entity	Sectino 3.12(a)
Company	Preamble
Company Adverse Recommendation Change	Section 5.3(e)
Company Balance Sheet Date	Section 3.7(a)
Company Benefit Agreement	Section 3.12(a)
Company Benefit Plans	Section 3.12(a)
Company Board	Section 3.3(b)
Company Charter	Section 3.1
Company Employee Stock Purchase Plan	Section 1.10(c)
Company Employees	Section 3.14(a)
Company Letter	Preamble to Article III
Company Patents	Section 3.15(b)
Company Permits	Section 3.8
Company Registered Copyrights	Section 3.15(b)
Company Registered IP	Section 3.15(b)
Company Registered Marks	Section 3.15(b)
Company Right	Section 1.8(a)
Company Rights Agreement	Section 1.8(a)
Company SEC Reports	Section 3.5(a)
Company Shareholder Approval	Section 3.16
Company Shareholder Meeting	Section 5.6
Company Stock Option Plans	Section 3.2(a)
Company Stock Options	Section 3.2(b)
Company Stock-Based Awards	Section 3.2(b)
Company Welfare Plan	Section 3.12(a)
Confidentiality Agreement	Section 5.1(a)
Constituent Corporations	Preamble
Copyrights	Section 3.15(a)
D&O Insurance	Section 5.10(a)
DGCL	Section 1.1
Effective Time	4, Section 1.2
Environmental Law	Section 3.17(a)
Environmental Permit	Section 3.17(a)
ERISA	Section 3.12(a)
Event	Section 3.7(b)
Exchange Fund	Section 1.9(a)

Financial Statements	Section 3.5(a)
GAAP	Section 3.5(a)
Governmental Entity	Section 2.3
Hazardous Substances	Section 3.17(a)
Holders	Sectin 1.9(a)
HSR Act	Section 2.3
Inbound License Agreement	Section 3.15(d)
Indebtedness	Section 8.2(g)
Insurance Policies	Section 3.18
Intellectual Property	Section 3.15(a)
IRS	Section 3.9(f)
knowledge	Section 8.2(h)
Leased Real Property	Sectin 3.21(b)
Liens	Section 3.21(a)
Marks	Section 3.15(a)
Mask Works	Section 3.15(a)
Material Adverse Effect	Section 8.2(i)
Material Contracts	Section 3.11(b)
Merger	Section 1.1
Merger Consideration	Section 1.8(a)
Notice of Superior Proposal	Section 5.3(e)
Option Merger Payment Amount	Section 1.10(a)
Parent	Preamble
Patents	Section 3.15(a)
Paying Agent	Section 1.9(a)
Permitted Liens	Section 3.21(e)
Person	Section 8.2(c)
Pre-Closing Period	Section 5.1(a)
Proxy Statement	Section 1.11(a)
Recent Company SEC Reports	Section 3.5(a)
Representatives	Section 5.3(a)
Sarbanes-Oxley Act	Section 3.5(a)
SEC	Section 1.11(a)
Securities Act	Section 3.2(b)
Share	Section 1.8
Shares	Section 1.8
Subsidiary	Section 8.2(b)
Superior Proposal	Section 5.3(c)(iii)
Surviving Corporation	Section 1.1
Tax Return	Section 3.9(a)
Taxes	Section 3.9(a)
Termination Fee	Section 7.5(a)
Trade Secrets	Section 3.15(a)

[Next page is signature page]

IN WITNESS WHEREOF, Buyer, Acquisition Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

FARGO ELECTRONICS, INC.
a Delaware corporation

By:	/s/ Gary R. Holland
Name: Gary R. Holland
Title: President, Chairman and CEO

DAKOTA ACQUISITION SUB, INC.
a Delaware corporation

By:	/s/ Denis Hébert
Name: Denis Hébert
Title: Director

HID GLOBAL CORPORATION
a Delaware corporation

By:	/s/ Denis Hébert
Name: Denis Hébert
Title: President and CEO

ASSA ABLOY, INC.
an Oregon corporation

By:	/s/ Thanasis Molokotos
Name: Thanasis Molokotos
Title: President

SCHEDULE A

Confidentiality Provisions
(Section 5.3(b)(ii))

You have contacted Fargo Electronics, Inc. (the “Company”) concerning your possible negotiated purchase of all or a portion of the stock, assets or business of the Company, or any related transactions as may be mutually agreed between your organization and the Company (the “Possible Transaction”). You have requested information from the Company in connection with your consideration of a Possible Transaction with the Company. The Due Diligence Materials (as defined below) will be provided to you exclusively for the purpose of evaluating your interest in the Possible Transaction. This letter confirms the agreement (the “Agreement”) between the Company and you and, based on the following terms and conditions, we are willing to make such information available to you:

Disclosure of Due Diligence Materials

As a condition to our furnishing Due Diligence Materials to you, we are requiring that you agree, as set forth below, to treat confidentially such information and any other information that either we or our representatives furnish to you in connection with the Possible Transaction involving the Company, whether furnished orally or in writing (whatever the form or data storage medium) or gathered by inspection and regardless of whether specifically identified as “confidential”, together with all notes, analyses, compilations, forecasts, studies or other documents or records prepared by you, or by your directors, officers, agents, representatives (including attorneys, accountants, lenders and financial advisors) or employees (collectively the “Representatives”) which contain or otherwise reflect such information or your review of, or interest in, the Company (collectively, the “Due Diligence Materials”). You recognize and acknowledge the competitive value of the Due Diligence Materials and the damage that could result to the Company if the Due Diligence Materials were used or disclosed except as authorized by this Agreement.

The term “Due Diligence Materials” does not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by you or your Representatives in violation of this Agreement or (ii) was or becomes available to you on a non-confidential basis from a source other than the Company or its representatives, provided that to your knowledge such source is not prohibited from disclosing such information to you by a contractual, legal or fiduciary obligation to the Company or its representatives.

Use of Due Diligence Materials

You agree that the Due Diligence Materials will be used solely for the purpose of evaluating the Possible Transaction. You agree that the Due Diligence Materials will be kept strictly confidential by you and your Representatives; provided, however, that (i) any of such information may be disclosed to those of your Representatives who need to know such information for the sole purpose of evaluating the Possible Transaction between you and the Company (it being understood that such Representatives shall be informed by you of the confidential nature of such information and shall be directed by you, and shall each agree to treat such information confidentially in accordance with this Agreement), and (ii) any other disclosure of such information may be made if the Company consents in writing prior to any disclosure. Without limiting the generality of the foregoing, in the event that the

Possible Transaction is not consummated neither you or your Representatives shall use any of the Due Diligence Materials for any purpose.

You will be responsible for any actions by your Representatives (including your employees who, subsequent to the first date of disclosure of Due Diligence Materials hereunder, become former employees) inconsistent with the direction required of you and the agreement required of them pursuant to clause (i) of the provisos in the preceding paragraph. You agree, at your sole expense, to take all reasonable measures, including but not limited to court proceedings, to restrain your Representatives (and former employees) from unauthorized disclosure or use of the Due Diligence Materials. In addition, by signing this letter you hereby acknowledge that you are aware (and that your Representatives who are apprised of this matter have been advised) that the United States securities laws restrict persons with material non-public information about a company, obtained directly or indirectly from that company, from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and that the Due Diligence Material may contain material non-public information.

If at any time you consider a transaction that would involve participation directly or indirectly by a third party that is not a “Representative” within the meaning of this Agreement, you agree that such third party will execute a confidentiality agreement subject to the Company’s written approval prior to disclosure to such party of any Due Diligence Materials.

Non-Disclosure of Possible Transaction; Compelled Disclosure

The public disclosure of your potential interest in the Possible Transaction could have a material adverse effect on the Company’s business. Accordingly, you agree that, without the prior written consent of the Company, you will not disclose, and will direct your Representatives not to disclose, to any person other than your Representatives the fact that the Due Diligence Materials exist or have been provided to you, that you are considering the Possible Transaction or that discussions or negotiations are taking place concerning the Possible Transaction, or any of the terms, conditions or other facts with respect to any such possible transaction, including, without limitation, the status thereof, unless (i) in the opinion of your counsel such disclosure is required by you in order that you comply with any law, order, decree or governmental or stock exchange request and prior to such disclosure, and as far in advance as is reasonably practicable, you consult with the Company and its legal counsel concerning the information you propose to disclose or (ii) such information is made publicly available other than as a result of wrongful disclosure by you or your Representatives. The term “person” as used in this Agreement shall be broadly interpreted to include, without limitation, the news media and any corporation, governmental agency, partnership, stock exchange, association, group, individual or other entity.

In the event that you or any of your Representatives receive a request or are required (by deposition interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose all or any part of the information contained in the Due Diligence Materials, you or your Representatives, as the case may be, agree to (i) immediately notify the Company of the existence, terms and circumstances surrounding such a request, (ii) consult with the Company on the advisability of taking legally available steps to resist or narrow such request, and (iii) assist the Company at the Company’s expense in seeking a protective order or other appropriate remedy. In the event that such protective order or other remedy is not obtained or that the Company waives compliance with the provisions hereof, you or your Representatives, as the case may be, may without liability under this Agreement disclose to any tribunal only that portion of the Due Diligence Materials which you are advised by counsel is legally required to be disclosed; provided, however, that you give the Company written notice of the information to be disclosed as far in advance of its disclosure as is practicable and use your reasonable efforts, at the Company’s expense, to obtain assurances that confidential treatment will be accorded to such information.

Return of Documents

Upon the Company’s request you and your Representatives shall promptly deliver to the Company or destroy all written Due Diligence Materials provided by the Company (whatever the form or data storage medium), except for that portion of the Due Diligence Materials that consists of or contains notes, analyses compilations, forecasts, studies or other documents or records prepared by or on behalf of you or your Representatives, which will continue to be subject to the terms of this Agreement. Compliance with this paragraph shall be certified in writing to the Company by an authorized officer supervising the return or destruction of written materials pursuant hereto. Notwithstanding the return or destruction of the Due Diligence Materials, you and your Representatives will continue to be bound by your obligations of confidentiality and other obligations hereunder.